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Exhibit 1

Second Quarter Report
 2007

MI Developments Inc.

MI Developments Inc. 455 Magna Drive Aurora, Ontario Canada L4G 7A9 Tel: (905) 713-6322 Fax: (905) 713-6332

MI DEVELOPMENTS ANNOUNCES 2007 SECOND QUARTER RESULTS

August 10, 2006, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three and six months ended June 30, 2007. All figures are in U.S. dollars.

	REAL ESTATE BUSINESS(1)
	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per share figures)	2007	2006	2007	2006
Revenues	$46,082	$46,578	$90,840	$90,317
Net income	$21,492	$29,167	$45,163	$51,339
Funds from operations ("FFO")(2)	$31,282	$36,047	$65,485	$69,263
Diluted FFO per share(2)	$0.64	$0.75	$1.35	$1.43

	MID CONSOLIDATED(1)
	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per share figures)	2007	2006	2007	2006
Revenues
Real Estate Business	$46,082	$46,578	$90,840	$90,317
Magna Entertainment Corp. ("MEC")(3)	203,688	183,225	487,877	463,115
Eliminations	(5,082)	(7,528)	(9,944)	(13,924)

	$244,688	$222,275	$568,773	$539,508

Net income (loss)
Real Estate Business	$21,492	$29,167	$45,163	$51,339
MEC — continuing operations	3,663	(16,239)	37,267	(13,321)
Eliminations	(17,600)	153	(51,592)	(355)

Income (loss) from continuing operations	7,555	13,081	30,838	37,663
MEC — discontinued operations(4)	—	581	—	501

	$7,555	$13,662	$30,838	$38,164

Diluted earnings per share from continuing operations	$0.16	$0.27	$0.64	$0.78
Diluted earnings per share	$0.16	$0.28	$0.64	$0.79

(1)
Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's results of operations. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company.

(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies. Please refer to "Reconciliation of Non-GAAP to GAAP Financial Measures" below.

(3)
Excludes revenues from MEC's discontinued operations.

(4)
MEC's discontinued operations for the three and six months ended June 30, 2006 include the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006, the operations of the Magna Golf Club, the sale of which was completed on August 25, 2006, and the operations of the Fontana Golf Club, the sale of which was completed on November 1, 2006.

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REAL ESTATE BUSINESS OPERATING HIGHLIGHTS

The Real Estate Business did not have any projects come on-stream during the second quarter of 2007. Four expansion projects under development for Magna International Inc. ("Magna"), three in Canada and one in the U.S., continued in the second quarter representing 64 thousand square feet of leaseable area with a budgeted cost of $16.7 million of which $12.7 million had been spent by June 30th. At June 30, 2007, the Real Estate Business had 27.1 million square feet of leaseable area, with annualized lease payments of $165.0 million, representing a return of 10.6% on the gross carrying value of our income-producing portfolio.

During the quarter, we did not receive any new projects. Magna continues to review its global manufacturing footprint, which may result in additional facilities owned by MID being rationalized. For this, and other reasons, the pace of Magna-related construction projects may continue to be slow.

In addition, during the second quarter of 2007, the Real Estate Business acquired all of MEC's interest and rights in a 205 acre parcel of land located in Bonsall, California, to be held for future development, for cash consideration of approximately $24.0 million. The property currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by MEC. MID has agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary entitlements and other approvals to permit the development of the property. The term of the lease is three years, subject to early termination by either party on four months written notice.

MAGNA ENTERTAINMENT CORP. STRATEGIC REVIEW

MEC announced yesterday that it has retained Greenbrook Capital Partners Inc. to conduct a strategic review of its operations. The strategic review will be led by Greenbrook's Senior Partner, Tom Hodgson, a former President and Chief Executive Officer of MEC. Greenbrook expects to make its report to MEC's Board of Directors by early September. In the meantime and with immediate effect, MEC's Board of Directors has approved the following actions:

•
relinquishing MEC's racing license for the Romulus, Michigan location;

•
terminating MEC's development plans for Dixon Downs and listing the property for sale;

•
ceasing racing at its Austrian racetrack, Magna Racino™, at the close of the current meet, which ends in November. MEC intends to promptly evaluate other uses for the real estate, together with its existing facilities and significant infrastructure, with the intention of realizing the highest and best value for this property; and

•
listing for sale MEC's 450 acre property in Ocala, Florida and 800 acre property in Porter, New York.

MEC expects the strategic review by Greenbrook to lead to further substantial initiatives to reduce debt and improve profits.

"We recognize that our relationship with MEC has been a topic of debate with some of our shareholders for some time now," said John Simonetti, Chief Executive Officer. "However, before we can entertain a transaction that may change this relationship, many factors need to be considered, including that MEC must drastically improve its operating performance and financial position. We expect that the MEC strategic review will be a positive step in this regard."

REAL ESTATE BUSINESS FINANCIAL RESULTS

Three Months Ended June 30, 2007

For the three months ended June 30, 2007, revenues were $46.1 million, a decrease of 1% from revenues of $46.6 million for the three months ended June 30, 2006. The lower revenues are due to a $2.4 million reduction of interest and other income earned from the financing arrangements with certain subsidiaries of MEC (the "MEC Financing Arrangements"), partially offset by a $1.9 million increase in rental revenues. The reduction of interest and other income from MEC is due to MEC's repayment in full of the $112.0 million bridge loan (the "MEC Bridge Loan") in November 2006, partially offset by additional income from increased levels in

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the MEC Financing Arrangements. The higher rental revenues include $0.7 million from completed Magna projects which came on-stream in 2006 and $0.4 million from contractual rent increases on our existing rental portfolio. Changes in foreign exchange rates increased rental revenues by $1.9 million while the impact of straight-line and other adjustments reduced revenues by $0.6 million.

FFO in the three months ended June 30, 2007 was $31.3 million, representing a decrease of 13% from FFO of $36.0 million for the three months ended June 30, 2006. This decrease in FFO is due to a $0.5 million decrease in revenue and a $5.5 million increase in general and administrative expenses (discussed below), partially offset by decreases of $1.0 million in net interest expense and $0.3 million in current income tax expense.

Net income for the second quarter of 2007 of $21.5 million decreased by 26% compared to net income of $29.2 million for the second quarter of 2006. The decrease from the prior year resulted from decreases of $0.5 million in revenues and $1.9 million of dilution and other gains and increases of $5.5 million in general and administrative expenses, $0.5 million in depreciation and amortization and $1.6 million in income tax expense, partially offset by a $1.0 million reduction in net interest expense and a $1.4 million gain on disposal of real estate in the second quarter of 2007.

General and administrative expenses for the second quarter of 2007 include (i) $2.1 million of advisory and other costs incurred in connection with the Company's evaluation of certain transactions relating to its continuing assessment of its relationship with MEC, which ultimately were not undertaken, (ii) $2.0 million of costs associated with the Company's contribution to a not-for-profit organization established by Magna to assist Hurricane Katrina redevelopment efforts (the "Hurricane Katrina donation"), and (iii) $0.1 million of costs incurred in association with the Company's defence against the oppression application brought by Greenlight Capital, Inc. and certain of its affiliates (see "GREENLIGHT CAPITAL LITIGATION" for further details). General and administrative expenses for the second quarter of 2006 include a $0.7 million recovery under the Company's insurance policy of costs incurred in association with the Company's defence against the Greenlight Capital Litigation. Excluding these items, general and administrative expenses increased by $0.6 million from $4.3 million in the second quarter of 2006 to $4.9 million in the second quarter of 2007, primarily due to increased salaries and related benefits and the weakening of the U.S. dollar in the second quarter of 2007 compared to the second quarter of 2006. These increases in costs were partially offset by a reduction in professional fees related to the Company's compliance with Sarbanes-Oxley legislation.

Net interest expense was $1.9 million in the three months ended June 30, 2007 ($3.7 million of interest expense less $1.8 million of interest income) compared to $2.9 million for the three months ended June 30, 2006 ($3.6 million of interest expense less $0.7 million of interest income). The decrease in net interest expense is due primarily to increased interest income, as the Real Estate Business had more cash available for short-term investment as a result of MEC repaying the MEC Bridge Loan in November 2006.

In the second quarter of 2007, the Real Estate Business realized a gain of $1.4 million on the disposal of an income-producing property in Europe.

During the three months ended June 30, 2006, the Real Estate Business recognized $1.9 million of currency translation gains related to the translation of the Real Estate Business' foreign operations. This gain, which was previously included in the accumulated comprehensive income component of equity, resulted from the weakening of the U.S. dollar and was recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations. The currency translation gain of $1.9 million has been excluded from the determination of the Real Estate Business' FFO.

Six Months Ended June 30, 2007

For the six months ended June 30, 2007, revenues were $90.8 million, an increase of 1% over revenues of $90.3 million in the six months ended June 30, 2006. The higher revenues are due to a $4.5 million increase in rental revenues, partially offset by a $4.0 million reduction of interest and other income from MEC. The higher rental revenues include $1.7 million from completed Magna projects which came on-stream in 2006 and $0.8 million from contractual rent increases on our existing rental portfolio. Changes in foreign exchange rates increased rental revenues by $2.6 million and the impact of straight-line and other adjustments reduced revenues by $0.6 million. The reduction of interest and other income from MEC is due to MEC's repayment in full of the MEC Bridge Loan in November 2006, partially offset by additional income from increased levels in the MEC Financing Arrangements.

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FFO in the six months ended June 30, 2007 of $65.5 million represents a 5% decrease from FFO for the six months ended June 30, 2006 of $69.3 million. The decrease in FFO is due to increases of $5.4 million in general and administrative expenses and $0.7 million of current income tax expense, partially offset by a $0.5 million increase in revenue and a $1.8 million reduction in net interest expense.

Net income for the six months ended June 30, 2007 of $45.2 million decreased by 12% compared to net income of $51.3 million for the six months ended June 30, 2006. The decrease from the prior year resulted from a $1.3 million reduction in dilution and other gains and increases of $5.4 million in general and administrative expenses, $1.0 million in depreciation and amortization and $2.1 million in income tax expense, partially offset by a $1.8 million reduction in net interest expense and increases of $0.5 million in revenues and $1.4 million in the gain on disposal of real estate.

General and administrative expenses for the first six months of 2007 include (i) $2.1 million of advisory and other costs incurred in connection with the Company's evaluation of certain transactions relating to its continuing assessment of its relationship with MEC, which ultimately were not undertaken, (ii) $2.0 million of costs associated with the Company's Hurricane Katrina donation, and (iii) $0.2 million of costs associated with the Company's defence against the Greenlight Capital Litigation. General and administrative expenses for the first six months of 2006 include $0.6 million of costs incurred in association with the Company's defence against the Greenlight Capital Litigation, which were offset by a $1.3 million recovery of such costs under the Company's insurance policy. Excluding these items, general and administrative expenses increased by $0.4 million to $9.3 million in the six months ended June 30, 2007 from $8.9 million in the prior year, primarily due to increased salaries and related benefits and the weakening of the U.S. dollar in the first six months of 2007 compared to the first six months of 2006. These increases in costs were partially offset by a reduction in repairs and maintenance costs and reduced professional fees related to the Company's compliance with Sarbanes-Oxley legislation.

During the six months ended June 30, 2006, the Real Estate business recognized a $1.3 million gain on the disposal of two income-producing properties.

Net interest expense was $3.5 million in the six months ended June 30, 2007 ($7.2 million of interest expense less $3.7 million of interest income) compared to $5.3 million for the six months ended June 30, 2006 ($7.0 million of interest expense less $1.7 million of interest income). The decrease in net interest expense is due primarily to increased interest income, as the Real Estate Business had more cash available for short-term investment as a result of MEC repaying the MEC Bridge Loan in November 2006.

In the six months ended June 30, 2007, the Real Estate Business recognized a $1.4 million gain on the disposal of two income-producing properties, compared to a nominal gain on the sale of a property held for sale in the six months ended June 30, 2006.

During the six months ended June 30, 2007, the Real Estate Business recognized $0.7 million of net currency translation gains related to the translation of the Real Estate Business' foreign operations compared to similar gains of $1.9 million in the first six months of 2006. These gains, which were previously included in the accumulated comprehensive income component of equity, were recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations. These gains have been excluded from the determination of the Real Estate Business' FFO.

MAGNA ENTERTAINMENT CORP. FINANCIAL RESULTS

At June 30, 2007, the market value of MID's shareholding in MEC was $183.5 million, based on the Nasdaq closing price of $2.92 per share for MEC Class A Subordinate Voting Stock (NASDAQ: MECA) on that date.

MEC's racetracks operate for prescribed periods each year. As a result, racing revenues and operating results for any quarter will not be indicative of MEC's revenues and operating results for the year. MEC's results have been restated to distinguish between results from continuing operations and results from discontinued operations. MEC's discontinued operations for the three and six months ended June 30, 2006 include the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006, the operations of the Magna Golf Club, the sale of which was completed on August 25, 2006, and the operations of the Fontana Golf Club, the sale of which was completed on November 1, 2006.

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MEC's revenues from continuing operations for the three and six months ended June 30, 2007 increased 11% to $203.7 million and 5% to $487.9 million, respectively, from the prior year comparable periods. The increase in revenues in the second quarter of 2007 is primarily due to the opening of casino operations at Gulfstream Park in November 2006 and expanded casino operations in March 2007, ten additional live race days at Golden Gate Fields in the second quarter of 2007 due to a change in the racing calendar, increased revenues from MEC's acquisition in July 2006 of the remaining 70% equity interest of AmTote International, Inc. (the "AmTote Acquisition") and increased revenues at XpressBet® due to a 31% increase in handle, partially offset by a reduction in handle and attendance at Thistledown and four fewer live race days at Lone Star Park in the second quarter of 2007. The increase in revenues in the six months ended June 30, 2007 is primarily due to the same factors noted above for the second quarter of 2007 except that revenues were also negatively impacted by there being four fewer live race days at Golden Gate Fields and one fewer live race days at Santa Anita Park in the first six months of 2007 as well as lower attendance and wagering at Laurel Park and Pimlico due to inclement weather in the first quarter of 2007.

Earnings before interest, taxes, depreciation and amortization from MEC's continuing operations excluding real estate disposal; gains, dilution and other gains and the minority interest impact ("EBITDA") for the three and six months ended June 30, 2007 was $3.4 million and $27.7 million, respectively, compared to $1.7 million and $26.9 million, respectively, in the prior year. The increase in EBITDA for the second quarter of 2007 is due to the increase in revenues of $20.5 million, partially offset by increases of $5.0 million in purses, awards and other expenses, $11.1 million in operating costs and $2.6 million in general and administrative expenses. The increase in purses, awards and other expenses and operating costs are primarily due to increased expenses related to the opening of the casino facility at Gulfstream Park in November 2006 and the expanded casino facility in March 2007. Increases in operating costs and general and administrative expenses were also driven by increased costs in MEC's PariMax operations resulting from the AmTote Acquisition. The increase in EBITDA for the six months ended June 30, 2007 is due to the increase in revenues of $24.8 million, partially offset by increases of $4.1 million in purses, awards and other expenses, $17.4 million in operating costs and $2.5 million in general and administrative expenses. The increases in purses, awards and other expenses, operating costs and general and administrative expenses are primarily due to the same factors noted above for the second quarter of 2007.

MEC recorded net income of $3.7 million and $37.3 million for the three and six months ended June 30, 2007, respectively, compared to net losses of $15.7 million and $12.8 million in the three and six months ended June 30, 2006, respectively. Excluding the $0.6 million of income from discontinued operations in the three months ended June 30, 2006, the improvement in MEC's net income in the second quarter of 2007 is due primarily to the improvement in EBITDA discussed above, a $3.2 million reduction in interest expense and a $17.6 million gain on the sale of the 205 acre parcel of land located in Bonsall, California to MID discussed earlier, partially offset by a $0.7 million increase in income tax expense and a $1.6 million reduction in the minority interest recovery. The $3.2 million reduction in interest expense is due to the repayment of the MEC Bridge Loan in the fourth quarter of 2006, reduced borrowings under MEC's $40.0 million senior secured revolving credit facility with a bank (the "MEC Credit Facility") and the repayment of other debt during 2006 from the proceeds of various asset sales, partially offset by increased borrowings under the MEC Financing Arrangements. Excluding the $0.5 million of income from discontinued operations in the six months ended June 30, 2007, the improvement in MEC's net income in the first six months of 2007 is primarily due to improvement in EBITDA discussed above, a $4.1 million reduction in interest expense and $45.8 million of increased gains on the sale of real estate. The increase in the gains on disposal of real estate is driven by $48.7 million of gains recognized in the first six months of 2007 related to the sale of MEC's interests and rights in three real estate properties to MID, in return for cash consideration of approximately $79.0 million.

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DIVIDENDS

MID's Board of Directors has declared a dividend of $0.15 per share on MID's Class A Subordinate Voting Shares and Class B Shares for the second quarter ended June 30, 2007. The dividend is payable on or about September 15, 2007 to shareholders of record at the close of business on August 31, 2007.

MID has designated the entire amount of all past and future taxable dividends paid in 2006 and 2007 to be an "eligible dividend" for purposes of the Income Tax Act (Canada), as amended from time to time unless indicated otherwise. Please contact your tax advisor if you have any questions with regard to the designation of eligible dividends.

GREENLIGHT CAPITAL LITIGATION

On August 2, 2005, Greenlight filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. On October 30, 2006, the Ontario Superior Court of Justice dismissed the oppression application. On November 29, 2006, Greenlight filed a Notice of Appeal with the Ontario Divisional Court and on January 30, 2007, Greenlight filed its Appellants' factum. The Company and the other respondents filed their responding facta in July 2007. The Company continues to consider Greenlight's oppression claim to be without merit and, together with the other respondents, will vigorously defend against the appeal.

CONFERENCE CALL

A conference call will be held for interested analysts and shareholders to discuss the second quarter's results on August 10, 2007 at 11:00 am EST. The number to use for this call is 1-800-587-1893. The number for overseas callers is 416-915-5763. Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com. The conference call will be chaired by John D. Simonetti, Chief Executive Officer.

For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-877-289-8525 and Overseas — 416-640-1917 (reservation number is 21242161 followed by the number sign) and the rebroadcast will be available until August 17, 2007.

ABOUT MID

MID is a real estate operating company engaged in the ownership, management, leasing, development and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna and its subsidiaries. MID also holds a controlling investment in MEC, a publicly-traded company that, based on revenues, is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For further information, please contact Richard Smith, Executive Vice-President and Chief Financial Officer, at 905-726-7507. For teleconferencing questions, please contact Louise Galinauskas at 905-726-7608.

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RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES
REAL ESTATE BUSINESS
RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Net income	$21,492	$29,167	$45,163	$51,339
Add back (deduct):
Depreciation and amortization	10,216	9,740	20,147	19,111
Future income taxes	587	(939)	1,855	739
Gain on disposal of real estate, net of income tax	(1,013)	—	(1,028)	(5)
Dilution and other gains	—	(1,921)	(652)	(1,921)

Funds from operations	$31,282	$36,047	$65,485	$69,263

Basic and diluted funds from operations per share	$0.64	$0.75	$1.35	$1.43

Average number of shares outstanding (thousands)
Basic	48,369	48,290	48,360	48,290
Diluted	48,419	48,343	48,416	48,345

FORWARD-LOOKING STATEMENTS

The contents of this press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2006, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2006. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Management's Discussion and Analysis of Results of Operations and Financial Position For the three and six months ended June 30, 2007

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three and six months ended June 30, 2007. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three and six months ended June 30, 2007 and the audited consolidated financial statements for the year ended December 31, 2006, both of which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A is prepared as at August 9, 2007. Additional information relating to MID, including the Annual Information Form dated March 30, 2007, can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

GENERAL

Overview

MID's principal business is the ownership, management, leasing, development and acquisition of industrial and commercial properties (the "Real Estate Business"). The Company also holds a controlling investment in Magna Entertainment Corp. ("MEC"), a publicly-traded company that, based on revenues, is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets.

Certain MEC racetrack properties include under-utilized lands adjacent to some of the racing operations and are located in premier urban real estate markets in the United States. MEC also owns other real estate assets not used in its core racing business. MEC plans to sell or develop certain of these under-utilized lands and non-core real estate assets. In addition, MEC plans to re-develop certain of the properties used in its racing operations. Three of MEC's racetracks (two in the United States and one in Austria) include casino operations with alternative gaming machines and MID believes that MEC is well-positioned to continue to capitalize on legislative changes in certain states across the United States that will permit racetracks to introduce alternative gaming. MID's relationship with MEC provides the Real Estate Business with the opportunity to purchase and/or participate in the development of MEC's under-utilized lands and non-core real estate assets, as well as the development/redevelopment of new and existing MEC properties, including the development of alternative gaming facilities and/or residential developments.

Segments

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company's operations are segmented between wholly-owned operations (the Real Estate Business) and publicly-traded operations (MEC). The segregation of operations between wholly-owned and publicly-traded recognizes the fact that, in the case of the Real Estate Business, the Company's Board of Directors and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

MID controls 96% of the votes attached to MEC's outstanding stock (representing a 58% equity stake), and is therefore required to include MEC in its consolidated financial statements in accordance with GAAP. MEC accounts for approximately 43% of the Company's consolidated total assets as at June 30, 2007, and 86% of the Company's consolidated revenues for the six months ended June 30, 2007. The Company's consolidated statements of income (loss), consolidated statements of cash flows, consolidated balance sheets and the MD&A have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

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Foreign Currencies

Fluctuations in the U.S. dollar's value relative to other currencies will result in fluctuations in the reported U.S. dollar value of assets, liabilities, income and cash flow. The following tables reflect the changes in the average exchange rates during the three and six months ended June 30, 2007 and 2006, as well as the exchange rates as at June 30, 2007, March 31, 2007 and December 31, 2006, between the most common currencies in which the Company conducts business (the euro and the Canadian dollar) and MID's U.S. dollar reporting currency.

	Average Exchange Rates for the Three Months Ended June 30,			Average Exchange Rates for the Six Months Ended June 30,
	2007	2006	Change	2007	2006	Change
1 Canadian dollar equals U.S. dollars	0.91	0.89	2%	0.88	0.88	—
1 euro equals U.S. dollars	1.35	1.26	7%	1.33	1.23	8%

	Exchange Rates as at
	June 30, 2007	March 31, 2007	Change to June 30, 2007	December 31, 2006	Change to June 30, 2007
1 Canadian dollar equals U.S. dollars	0.94	0.87	8%	0.86	10%
1 euro equals U.S. dollars	1.35	1.34	1%	1.32	2%

The results of all Canadian and most European operations are translated into U.S. dollars using the average exchange rates for the periods as shown in the preceding tables. The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company's revenues, expenses and income. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

REAL ESTATE BUSINESS

Overview

At June 30, 2007, the Real Estate Business of MID comprises a global portfolio of 105 income-producing industrial and commercial properties located in 9 countries: Canada, Austria, the U.S., Germany, Mexico, the United Kingdom, the Czech Republic, Spain and Poland. The Company owns properties representing 27.1 million square feet of leaseable area with a net book value of approximately $1.2 billion. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

Magna International Inc. and its automotive operating units ("Magna") are the tenants in all but five of the Real Estate Business' income-producing properties. Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Magna's product capabilities include metal body and structural systems, exterior systems, interior systems, seating systems, roof systems, closure systems, vision and engineered glass systems, electronic systems, powertrain systems, and complete vehicle engineering and assembly.

The terms of the Real Estate Business' lease arrangements with Magna generally provide for the following:

•
leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

MI Developments Inc.      2007    9

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
tenant's right of first refusal on sale of property.

Acquisition of MEC Development Properties

During the first quarter of 2007, the Real Estate Business acquired all of MEC's interests and rights in three real estate properties to be held for future development: a 34 acre parcel in Aurora, Ontario, a 64 acre parcel of excess land adjacent to MEC's racetrack at Laurel Park in Howard County, Maryland and a 157 acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC's Palm Meadows Training Center. MID paid cash consideration of approximately Cdn. $12.0 million ($10.1 million), $20.0 million and $35.0 million, respectively, for these properties and granted MEC a profit participation right in respect of each property under which MEC is entitled to receive additional cash proceeds equal to 15% of the net proceeds from any sale or development of the applicable property after MID achieves a 15% internal rate of return. The Company intends to develop the Aurora and Palm Beach County properties for residential use and the Howard County property for mixed-use, including office, retail and residential.

During the second quarter of 2007, the Real Estate Business acquired all of MEC's interest and rights in a 205 acre parcel of land located in Bonsall, California, to be held for future development, for cash consideration of approximately $24.0 million. The property currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by MEC. MID has agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary entitlements and other approvals to permit the development of the property. The term of the lease is three years, subject to early termination by either party on four months written notice.

Magna Plant Rationalization

During fiscal 2005, Magna announced that it would be engaging in a plant rationalization strategy. To date, Magna's rationalization strategy has included 12 facilities (including four identified since the first quarter of 2007) under lease from the Company — eight in North America and four in Europe.

In the third quarter of 2006, the Real Estate Business sold two of these properties (one in North America and one in Europe) representing an aggregate of 46 thousand square feet of leaseable area with annualized lease payments of $0.3 million. During the first six months of 2007, MID sold two additional properties (one in North America and one in Europe) representing 135 thousand square feet of leaseable area with annualized lease payments of approximately $0.9 million. In conjunction with MID selling these four facilities, the leases were terminated by mutual agreement of MID and Magna, although Magna's environmental indemnity continues for a specified period of time. Magna did not pay termination fees associated with these lease terminations, although Magna has paid certain costs associated with the sale of these properties and, in one case, transferred tenant improvements to MID.

Subsequent to June 30, 2007, the Real Estate Business and Magna agreed to the assignment to a third party of the lease on one of the two remaining European properties, representing 33 thousand square feet of leaseable area with annualized lease payments of approximately $0.3 million. Under the terms of the lease assignment, the Company will continue to receive the same rent for the remainder of the existing lease term. In addition, the Company and the third party negotiated a seven-year extension of the lease with the tenant having the right to terminate early after the fourth year of the extension.

The Real Estate Business and Magna are also in discussions to terminate the lease on the other remaining European property, representing 182 thousand square feet of leaseable area and annualized lease payments of approximately $0.7 million. The highest and best use of this property is residential. Accordingly, in order to enable the Company to move forward with entitlement and redevelopment plans for the property, the Company is negotiating with Magna to terminate the lease.

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The remaining six properties under lease from the Company included in Magna's rationalization strategy have an aggregate net book value of $21.7 million and represent 786 thousand square feet of leaseable area with annualized lease payments of approximately $3.0 million, representing 1.8% of MID's annualized lease payments at June 30, 2007.

Magna continues to be bound by the terms of the lease agreements for these six properties regardless of its plant rationalization strategy. However, as part of the Company's ongoing efforts to maintain and further enhance its relationship with Magna, management continues to evaluate alternatives that provide Magna with the flexibility required by its automotive operations, including potentially releasing Magna from its obligations to continue to pay rent under these leases.

The impact of Magna's plant rationalization strategy on MID to date has been relatively minor. However, as a result of this initiative and the challenges facing the automotive industry, Magna may continue to rationalize its manufacturing footprint and, further, the pace of Magna-related construction projects has slowed and MID management believes that this trend is likely to continue.

Greenlight Capital Litigation

On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates ("Greenlight") filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers (the "Greenlight Litigation"). On October 30, 2006, the Ontario Superior Court of Justice dismissed the oppression application. On November 29, 2006, Greenlight filed a Notice of Appeal with the Ontario Divisional Court and on January 30, 2007, Greenlight filed its Appellants' factum. The Company and the other respondents filed their responding facta in July 2007. The Company continues to consider Greenlight's oppression claim to be without merit and, together with the other respondents, will vigorously defend against the appeal.

Highlights

	Three Months Ended June 30,				Six Months Ended June 30,
(in millions, except per share information)
	2007	2006	Change		2007	2006	Change
Rental revenues	$41.0	$39.1	5%		$80.9	$76.4	6%
Interest and other income from MEC	$5.1	$7.5	(32%	)	$9.9	$13.9	(29%	)
Net income	$21.5	$29.2	(26%	)	$45.2	$51.3	(12%	)
Funds from operations ("FFO")(1)	$31.3	$36.0	(13%	)	$65.5	$69.3	(5%	)
Diluted FFO per share(1)	$0.64	$0.75	(15%	)	$1.35	$1.43	(6%	)

	As at
(in millions, except number of properties)	June 30, 2007	December 31, 2006	Change
Number of income-producing properties	105	109	(4%	)
Leaseable area (sq. ft.)	27.1	27.5	(1%	)
Annualized lease payments ("ALP")(2)	$165.0	$159.2	4%
Income-producing property, gross ("IPP")	$1,551.4	$1,505.1	3%
ALP as percentage of IPP	10.6%	10.6%

(1)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under GAAP and therefore may not be comparable to similar measures presented by other companies. For a reconciliation of FFO to net income, see the table under the headings "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended June 30, 2007 — Funds From Operations" and "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Six Months Ended June 30, 2007 — Funds From Operations".

(2)
Annualized lease payments represent the total annual rent of the Real Estate Business assuming the lease payments as at the last day of the fiscal period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the fiscal period (see "GENERAL — Foreign Currencies" for further details).

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Real Estate Business Results of Operations — Three Months Ended June 30, 2007

Rental Revenue

Rental revenue, three months ended June 30, 2006	$39.1
Completed projects on-stream	0.7
Contractual rent increases	0.4
Increase in straight-line rent reduction adjustment	(0.3)
Effect of changes in foreign currency exchange rates	1.4
Other	(0.3)

Rental revenue, three months ended June 30, 2007	$41.0

Projects representing 0.7 million square feet of leaseable area, brought on-stream in 2006, contributed $0.7 million of additional revenue in the second quarter of 2007. There were no projects brought on-stream during the first half of 2007.

Changes in foreign exchange rates resulted in a $1.4 million increase in the reported U.S. dollar amount of rental revenues, primarily driven by the increase in value of the euro and the Canadian dollar against the U.S. dollar in the second quarter of 2007 compared to the second quarter of 2006.

Interest and Other Income from MEC

Interest and other income from MEC, which represents the interest and fees earned in relation to loan facilities between a subsidiary of MID (the "MID Lender") and MEC and certain of its subsidiaries, decreased from $7.5 million in the three months ended June 30, 2006 to $5.1 million in the three months ended June 30, 2007. The decrease is primarily due to the repayment in November 2006 of the MEC Bridge Loan (as defined below), which contributed $3.5 million in the second quarter of 2006, partially offset by $1.1 million of additional interest and other income from MEC in the second quarter of 2007 due to the increased level of borrowings under the MEC Project Financing Facilities (as defined below) during the second quarter of 2007 compared to the second quarter of 2006.

General and Administrative Expenses

General and administrative expenses in the second quarter of 2007 increased by $5.5 million to $9.1 million from $3.6 million in the second quarter of 2006. General and administrative expenses for the second quarter of 2007 include (i) $2.1 million of advisory and other costs incurred in connection with the Company's evaluation of certain transactions relating to its continuing assessment of its relationship with MEC, which ultimately were not undertaken, (ii) $2.0 million of costs associated with the Company's contribution of land to a not-for-profit organization to assist Hurricane Katrina redevelopment efforts (the "Hurricane Katrina donation" — see "REAL ESTATE BUSINESS — Real Estate Assets — Properties Held for Development" for further details), and (iii) $0.1 million of costs associated with the Company's defence against the Greenlight Litigation. General and administrative expenses for the second quarter of 2006 include a $0.7 million recovery under the Company's insurance policy of costs incurred in association with the Company's defence against the Greenlight Litigation. Excluding these items, general and administrative expenses increased by $0.6 million from $4.3 million in the second quarter of 2006 to $4.9 million in the second quarter of 2007, primarily due to increased salaries and related benefits and the weakening of the U.S. dollar in the second quarter of 2007 compared to the second quarter of 2006. These increases in costs were partially offset by a reduction in professional fees related to the Company's compliance with Sarbanes-Oxley legislation.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 5% to $10.2 million in the three months ended June 30, 2007 compared to $9.7 million in the three months ended June 30, 2006, primarily due to projects brought on-stream in 2006 and the increase in the average foreign exchange rate of the euro and the Canadian dollar against the U.S. dollar during the second quarter of 2007 compared to the second quarter of 2006.

12    MI Developments Inc.      2007

Interest Expense, Net

Net interest expense was $1.9 million in the three months ended June 30, 2007 ($3.7 million of interest expense less $1.8 million of interest income) compared to $2.9 million for the three months ended June 30, 2006 ($3.6 million of interest expense less $0.7 million of interest income). The decrease in net interest expense is due primarily to increased interest income, as the Real Estate Business had more cash available for short-term investment as a result of MEC repaying the MEC Bridge Loan in November 2006.

Gain on Disposal of Real Estate

In the second quarter of 2007, the Real Estate Business realized a gain of $1.4 million on the disposal of an income-producing property in Europe (see "REAL ESTATE BUSINESS — Magna Plant Rationalization" for further details).

Dilution and Other Gains

During the three months ended June 30, 2006, the Real Estate Business recognized $1.9 million of currency translation gains related to the translation of the Real Estate Business' foreign operations. This gain, which was previously included in the accumulated comprehensive income component of equity, was recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations.

Income Taxes

In the three months ended June 30, 2007, the Real Estate Business' income tax expense was $4.8 million, representing an effective tax rate of 18.2% compared to an effective tax rate for the second quarter of 2006 of 9.8%. The income tax expense for the second quarter of 2006 is significantly lower than in the second quarter of 2007 because of (i) a $2.1 million future tax recovery realized in the second quarter of 2006 from the reduction in the future Canadian tax rate, and (ii) the $1.9 million currency translation gain realized in the second quarter of 2006, which is not subject to tax. Excluding these items, the Real Estate Business' income tax expense for the second quarter of 2006 was $5.3 million, representing an effective tax rate of 17.3% compared to 18.2% for the second quarter of 2007. As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. This 0.9% increase in the effective tax rate is primarily due to changes in the amount and source of taxable income earned in the various countries in which the Real Estate Business operates.

Net Income

Net income for the second quarter of 2007 of $21.5 million decreased by 26% compared to net income of $29.2 million for the second quarter of 2006. The decrease from the prior year resulted from decreases of $0.5 million in revenues and $1.9 million of dilution and other gains and increases of $5.5 million in general and administrative expenses, $0.5 million in depreciation and amortization and $1.6 million in income tax expense, partially offset by a $1.0 million reduction in net interest expense and a $1.4 million gain on disposal of real estate in the second quarter of 2007.

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Funds From Operations

	Three Months Ended June 30,
(in thousands, except per share information)	2007	2006	Change
Net income	$21,492	$29,167	(26%	)
Add back (deduct):
Depreciation and amortization	10,216	9,740	5%
Future income taxes	587	(939)	N/M
Gain on disposal of real estate, net of income tax	(1,013)	—	N/M
Dilution and other gains	—	(1,921)	N/M

FFO	$31,282	$36,047	(13%	)

Basic and diluted FFO per share	$0.64	$0.75	(15%	)

Average number of shares outstanding (thousands)
Basic	48,369	48,290
Diluted	48,419	48,343

FFO of $31.3 million for the three months ended June 30, 2007 represents a 13% decrease from FFO for the three months ended June 30, 2006. This decrease in FFO is due to a $0.5 million decrease in revenue and a $5.5 million increase in general and administrative expenses, partially offset by decreases of $1.0 million in net interest expense and $0.3 million in current income tax expense.

Quarterly FFO and diluted FFO per share figures are shown below for the last eight quarters (in thousands, except per share information):

	Q3'05	Q4'05	Q1'06	Q2'06	Q3'06	Q4'06	Q1'07	Q2'07
FFO(1)	$31,961	$28,743	$33,216	$36,047	$34,961	$33,934	$34,203	$31,282
Diluted FFO per share(1)	$0.66	$0.60	$0.69	$0.75	$0.72	$0.70	$0.71	$0.64
Diluted shares outstanding	48,327	48,343	48,346	48,343	48,340	48,386	48,414	48,419

(1)
FFO for 2005 includes (i) a $3.1 million current tax recovery (which is offset by an equal future tax expense) recognized in the third quarter of 2005 related to accelerated tax depreciation for which the Real Estate Business qualified with respect to certain properties acquired prior to January 1, 2005, (ii) costs incurred in association with the Company's defence against the Greenlight Litigation in the amounts of $0.8 million and $1.9 million ($0.5 million and $1.2 million net of current income taxes) in the third and fourth quarters, respectively, and (iii) $0.6 million of costs in the fourth quarter associated with the Company's Hurricane Katrina donation (see "REAL ESTATE BUSINESS — Real Estate Assets — Properties Held for Development"). FFO for 2006 includes (i) a $0.7 million recovery ($0.4 million net of current income taxes) in the second quarter under the Company's insurance policy of costs incurred in association with the Company's defence against the Greenlight Litigation, and (ii) a $2.4 million expense ($1.7 million net of current income taxes) in the third quarter in connection with the Company's evaluation of certain transactions that, ultimately, were not undertaken. FFO for the second quarter of 2007 includes (i) $2.0 million ($1.8 million net of current income taxes) of costs associated with the Company's Hurricane Katrina donation, and (ii) a $2.1 million expense ($1.5 million net of current income taxes) in connection with the Company's evaluation of certain transactions relating to its continuing assessment of its relationship with MEC, which ultimately were not undertaken.

Annualized Lease Payments

Annualized lease payments, as at March 31, 2007	$161.2
Contractual rent increases	0.2
Disposals and vacancies of income-producing properties	(1.4)
Effect of changes in foreign currency exchange rates	5.0

Annualized lease payments, as at June 30, 2007	$165.0

14    MI Developments Inc.      2007

Annualized lease payments represent the total annual rent of the Real Estate Business assuming the lease payments as at the last day of the fiscal period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the fiscal period (see "GENERAL — Foreign Currencies" for further details).

Annualized lease payments at June 30, 2007 were $165.0 million, an increase of $3.8 million or 2% compared to annualized lease payments of $161.2 million at March 31, 2007.

The weakening of the U.S. dollar against the Canadian dollar and the euro at June 30, 2007 compared to March 31, 2007 increased annualized lease payments by $5.0 million.

The annualized lease payments by currency at June 30, 2007 and March 31, 2007 were as follows:

	June 30, 2007		March 31, 2007
euro	$66.5	40%	$66.5	41%
Canadian dollar	53.8	33	49.6	31
U.S. dollar	42.7	26	42.6	26
Other	2.0	1	2.5	2

	$165.0	100%	$161.2	100%

Real Estate Business Results of Operations — Six Months Ended June 30, 2007

Rental Revenue

Rental revenue, six months ended June 30, 2006	$76.4
Completed projects on-stream	1.7
Contractual rent increases	0.8
Increase in straight-line rent reduction adjustment	(0.2)
Effect of changes in foreign currency exchange rates	2.6
Other	(0.4)

Rental revenue, six months ended June 30, 2007	$80.9

Projects representing 0.8 million square feet of leaseable area, brought on-stream in 2006, contributed $1.7 million of additional revenue in the six months ended June 30, 2007.

In the six months ended June 30, 2007, annual contractual rent increases contributed $0.5 million in additional revenue, while other contractual rent increases contributed $0.3 million in additional revenue.

Changes in foreign exchange rates resulted in a $2.6 million increase in the reported U.S. dollar amount of rental revenues, primarily due to an 8% increase in the average exchange rate of the euro against the U.S. dollar.

Interest and Other Income from MEC

Interest and other income from MEC decreased from $13.9 million in the six months ended June 30, 2006 to $9.9 million in the six months ended June 30, 2007. The decrease is primarily due to the repayment in November 2006 of the MEC Bridge Loan, which contributed $6.5 million in the first six months of 2006, partially offset by $2.5 million of additional interest and other income from MEC in the first six months of 2007 due to the increased level of borrowings under the MEC Project Financing Facilities during the first half of 2007 compared to the first half of 2006.

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General and Administrative Expenses

General and administrative expenses increased by $5.4 million to $13.6 million for the six months ended June 30, 2007 from $8.2 million for the six months ended June 30, 2006. General and administrative expenses for the first six months of 2007 include (i) $2.1 million of advisory and other costs incurred in connection with the Company's evaluation of certain transactions relating to its continuing assessment of its relationship with MEC, which ultimately were not undertaken, (ii) $2.0 million of costs associated with the Company's Hurricane Katrina donation, and (iii) $0.2 million of costs associated with the Company's defence against the Greenlight Litigation. General and administrative expenses for the first six months of 2006 include $0.6 million of costs incurred in association with the Company's defence against the Greenlight Litigation, which were offset by a $1.3 million recovery of such costs under the Company's insurance policy. Excluding these items, general and administrative expenses increased by $0.4 million to $9.3 million in the six months ended June 30, 2007 from $8.9 million in the prior year, primarily due to increased salaries and related benefits and the weakening of the U.S. dollar in the first six months of 2007 compared to the first six months of 2006. These increases in costs were partially offset by a reduction in repairs and maintenance costs and reduced professional fees related to the Company's compliance with Sarbanes-Oxley legislation.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 5% to $20.1 million in the six months ended June 30, 2007 compared to $19.1 million in the six months ended June 30, 2006, primarily due to new projects brought on-stream in 2006 and the increase in the average exchange rate of the euro against the U.S. dollar during the six months ended June 30, 2007 compared to the same period in the prior year.

Interest Expense, Net

Net interest expense was $3.5 million in the six months ended June 30, 2007 ($7.2 million of interest expense less $3.7 million of interest income) compared to $5.3 million for the six months ended June 30, 2006 ($7.0 million of interest expense less $1.7 million of interest income). The decrease in net interest expense is due primarily to increased interest income, as the Real Estate Business had more cash available for short-term investment as a result of MEC repaying the MEC Bridge Loan in November 2006.

Gain on Disposal of Real Estate

In the six months ended June 30, 2007, the Real Estate Business recognized a $1.4 million gain on the disposal of two income-producing properties (see "REAL ESTATE BUSINESS — Magna Plant Rationalization" for further details), compared to a nominal gain on the sale of a property held for sale in the six months ended June 30, 2006.

Dilution and Other Gains

During the six months ended June 30, 2007, the Real Estate Business recognized $0.7 million of net currency translation gains compared to currency translation gains of $1.9 million in the six months ended June 30, 2006. These gains, which were previously included in the accumulated comprehensive income component of equity, related to the translation of the Real Estate Business' foreign operations and were recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations.

Income Taxes

In the six months ended June 30, 2007, the Real Estate Business' income tax expense was $10.4 million, representing an effective tax rate of 18.6% compared to an effective tax rate for the six months ended June 30, 2006 of 13.8%. Excluding the currency translation gains discussed above, which are not subject to tax, and the $2.1 million future tax recovery realized in the second quarter of 2006 from the reduction in the future Canadian tax rate, the Real Estate Business' effective tax rate for the six months ended June 30, 2007 was 18.9% compared to 17.9% for the six months ended June 30, 2006. This 1.0% increase in the effective tax rate is primarily due to changes in the amount and source of taxable income earned in the various countries in which the Real Estate Business operates.

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Net Income

Net income for the six months ended June 30, 2007 of $45.2 million decreased by 12% compared to net income of $51.3 million for the six months ended June 30, 2006. The decrease from the prior year resulted from a $1.3 million reduction in dilution and other gains and increases of $5.4 million in general and administrative expenses, $1.0 million in depreciation and amortization and $2.1 million in income tax expense, partially offset by a $1.8 million reduction in net interest expense and increases of $0.5 million in revenues and $1.4 million in the gain on disposal of real estate.

Funds From Operations

	Six Months Ended June 30,
(in thousands, except per share information)	2007	2006	Change
Net income	$45,163	$51,339	(12%	)
Add back (deduct):
Depreciation and amortization	20,147	19,111	5%
Future income taxes	1,855	739	N/M
Gain on disposal of real estate, net of income tax	(1,028)	(5)	N/M
Dilution and other gains	(652)	(1,921)	N/M

FFO	$65,485	$69,263	(5%	)

Basic and diluted FFO per share	$1.35	$1.43	(6%	)

Average number of shares outstanding (thousands)
Basic	48,360	48,290
Diluted	48,416	48,345

FFO in the six months ended June 30, 2007 of $65.5 million represents a 5% decrease from FFO for the six months ended June 30, 2006 of $69.3 million. The decrease in FFO is due to increases of $5.4 million in general and administrative expenses and $0.7 million of current income tax expense, partially offset by a $0.5 million increase in revenue and a $1.8 million reduction in net interest expense.

Annualized Lease Payments

Annualized lease payments, as at December 31, 2006	$159.2
Contractual rent increases	1.1
Disposals and vacancies of income-producing properties	(1.7)
Effect of changes in foreign currency exchange rates	6.4

Annualized lease payments, as at June 30, 2007	$165.0

Annualized lease payments at June 30, 2007 were $165.0 million, an increase of $5.8 million or 4% compared to annualized lease payments of $159.2 million at December 31, 2006.

For the six months ended June 30, 2007, annual contractual rent increases resulted in a $1.0 million increase in annualized lease payments, while other contractual rent increases resulted in a $0.1 million increase in annualized lease payments.

The weakening of the U.S. dollar against the Canadian dollar and the euro at June 30, 2007 compared to December 31, 2006 increased annualized lease payments by $6.4 million.

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The annualized lease payments by currency at June 30, 2007 and December 31, 2006 were as follows:

	June 30, 2007		December 31, 2006
euro	$66.5	40%	$65.6	41%
Canadian dollar	53.8	33	48.9	31
U.S. dollar	42.7	26	42.1	26
Other	2.0	1	2.6	2

	$165.0	100%	$159.2	100%

Real Estate Business Statement of Cash Flows

Cash Provided by Operating Activities

The Real Estate Business generated cash flow from operations before changes in non-cash balances of $65.9 million in the six months ended June 30, 2007 compared to $62.5 million in the six months ended June 30, 2006. The increase of $3.4 million is due to a $9.6 million increase in non-cash items (see note 12 to the unaudited interim consolidated financial statements for further details), partially offset by a $6.2 million decrease in net income.

For the six months ended June 30, 2007, changes in non-cash balances provided $8.1 million of cash compared to $7.8 million of cash used by changes in non-cash balances in the six months ended June 30, 2006 (see note 12 to the unaudited interim consolidated financial statements for further details).

Cash Used in Investing Activities

For the six months ended June 30, 2007, the Real Estate Business, through the MID Lender, advanced $16.7 million ($6.4 million in the second quarter of 2007) to subsidiaries of MEC under the MEC Project Financing Facilities and spent $98.9 million ($30.4 million in the second quarter of 2007) on real estate property expenditures, including approximately $89.1 million to acquire all of MEC's interests and rights in four real estate properties to be held for future development (see "REAL ESTATE BUSINESS — Acquisition of MEC Development Properties" for further details). These cash outflows were partially offset by $2.4 million ($1.9 million in the second quarter of 2007) of repayments under the MEC Project Financing Facilities and $5.4 million ($4.6 million in the second quarter of 2007) of proceeds on the sale of two income-producing properties (see "REAL ESTATE BUSINESS — Magna Plant Rationalization" for further details).

Cash Used in Financing Activities

In the six months ended June 30, 2007, the Real Estate Business paid dividends of $14.5 million (all in the second quarter) and repaid $0.2 million ($0.1 million in the second quarter) of long-term debt related to mortgages payable on two income-producing properties. These uses of cash were partially offset by $1.1 million of cash generated from the issuance of 38,456 Class A Subordinate Voting Shares upon the exercise of stock options in the first quarter.

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Real Estate Assets

Overview

The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale. The net book values of the Real Estate Business' real estate assets are as follows:

	June 30, 2007	December 31, 2006
Income-producing real estate properties	$1,248.0	$1,230.1
Properties held for development	218.6	115.9
Properties under development	12.7	0.7
Properties held for sale	2.1	1.9

Real estate properties, net	$1,481.4	$1,348.6

Income-Producing Properties

At June 30, 2007, the Real Estate Business had 105 income-producing properties under operating leases, representing 27.1 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and used by Magna primarily to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of Magna in Canada and Austria. The book value of the income-producing portfolio by country as at June 30, 2007 was as follows:

	June 30, 2007	Percent of Total
Canada	$417.0	33%
Austria	368.7	30
U.S.	243.4	19
Germany	107.9	9
Mexico	76.7	6
Other countries	34.3	3

	$1,248.0	100%

Properties Held for Development

At June 30, 2007, the Real Estate Business had 2,223.9 acres of land with a book value of $218.6 million included in properties held for development compared to 1,748.2 acres of land with a book value of $115.9 million at December 31, 2006. Included in this amount is 790.7 acres of land in Simmesport, Louisiana purchased in 2005 for $2.4 million. In the fourth quarter of 2005, the Real Estate Business committed to donating approximately 50 acres of this land to a not-for-profit organization established to assist Hurricane Katrina redevelopment efforts, with charitable funding coming from Magna and other Canadian sources. In the second quarter of 2007, the Real Estate Business committed to donating the remaining 741 acres of land to the same not-for-profit organization. As a result, $2.0 million of costs associated with this further donation has been included in the Real Estate Business' "general and administrative" expenses in the three and six months ended June 30, 2007.

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Excluding the Louisiana lands, the Real Estate Business had 1,433.2 acres of land held for development with a book value of $216.2 million at June 30, 2007 compared to 957.5 acres of land with a book value of $113.5 million at December 31, 2006. The increase in the book value of properties held for developments is primarily due to:

  •
  the acquisition of all of MEC's interests and rights in four real estate properties representing an aggregate of 459.7 acres of land for aggregate cash consideration of approximately $89.1 million (see "REAL ESTATE BUSINESS — Acquisition of MEC Development Properties" for further details);

  •
  the reclassification of an income-producing property in Europe, including 10.3 acres of land, with a book value of $5.2 million into properties held for development in anticipation that the property will be redeveloped for residential use (see "REAL ESTATE BUSINESS — Magna Plant Rationalization" for further details); and

  •
  a $5.9 million increase in book value due to the weakening of the U.S. dollar against the Canadian dollar and the euro at June 30, 2007 compared to December 31, 2006.

Properties Under Development

At June 30, 2007, the Real Estate Business had four properties under development: one in the United States and three in Canada. These developments are expansions and renovations to existing facilities and will add 64 thousand square feet to the Real Estate Business' income-producing portfolio when completed. The total anticipated cost related to these projects is approximately $16.7 million, of which $12.7 million had been incurred as of June 30, 2007.

Properties Held for Sale

At June 30, 2007, properties held for sale had a net book value of $2.1 million ($1.9 million at December 31, 2006) and consisted of two properties in Canada, including a vacant building on 3.7 acres of land and a 2.5 acre parcel of vacant land.

Loans Receivable from MEC

MEC Project Financings

The MID Lender has made available two separate project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park ($162.3 million and $34.2 million, respectively, plus costs and capitalized interest as discussed below) (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities have a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center. The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows Training Center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, Palm Meadows and Remington Park and over all other assets of Gulfstream Park, Palm Meadows and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation). Upon MEC's sale of

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The Meadows in November 2006 (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"), that property was released as security under the Gulfstream Park project financing facility.

Prior to the relevant completion date, amounts outstanding under each of the MEC Project Financing Facilities (other than the new tranches of the Gulfstream Park project financing facility described below) bore interest at a floating rate equal to 2.55% above MID's per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. Since the relevant completion date (or since inception for the new tranches of the Gulfstream Park project financing facility described below), amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest was capitalized (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility described below, for which the interest capitalization period was extended). However, since the completion date for Remington Park, there has been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park's total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility. During the six months ended June 30, 2007, $1.7 million of such payments were made. Commencing January 1, 2007, the MID Lender receives monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility described below, for which the interest capitalization period was extended to May 1, 2007, at which time monthly payments commenced).

In June 2006, the MID Lender consented to the release and transfer to MEC of up to an aggregate of $10.0 million of funds from the subsidiaries that operate the racetracks at Gulfstream Park and Remington Park, subject to approval by MID management over the amount and timing of such releases. Such funds, which would ordinarily be "trapped" at the applicable subsidiaries pursuant to the terms of the MEC Project Financing Facilities, were in excess of the existing cash requirements of the applicable subsidiaries and were used by MEC solely to fund payments that were necessary in connection with the operation of the business of MEC and that could not be deferred on a commercially reasonable basis. The MID Lender received waiver fees of $0.1 million (1% of the full amount released), which fees were capitalized under the applicable project financing facility.

In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million plus costs and capitalized interest by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of an aggregate of 1,221 slot machines (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives" for further details). The new tranches of the Gulfstream Park project financing facility both mature on December 31, 2011. Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date. Advances relating to the slot machine tranches are made available by way of progress draws and there is no make-whole payment associated with the new tranches. Also in July 2006, the Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park's total excess cash flow, after permitted capital expenditures and debt service, which will be used to repay the additional principal amounts being made available under the new tranches. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility. The consideration for the July 2006 and December 2006 amendments was an arrangement fee of 1% of the amount of each new tranche, which amounts are capitalized under the Gulfstream Park project financing facility.

At June 30, 2007, there were balances of $134.2 million, $24.2 million and $12.3 million due under the initial tranche, the July 2006 slots tranche and the December 2006 slots tranche, respectively, of the Gulfstream Park project financing facility. A balance of $30.1 million was due under the Remington Park project financing facility. Subsequent to June 30, 2007, $0.7 million and $0.5 million were advanced under the July 2006 slots tranche and December 2006 slots tranche, respectively, of the Gulfstream Park project financing facility.

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MEC Bridge Loan

In July 2005, the MID Lender provided MEC with a bridge loan of up to $100.0 million expiring August 31, 2006 (the "MEC Bridge Loan"). The MEC Bridge Loan bore interest, at MEC's option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a fixed rate equal to the London Interbank Offered Rate ("LIBOR") plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9.0%. In addition, MEC was subject to an annual commitment fee equal to 1.0% of the undrawn facility.

In July 2006, the maturity date of the MEC Bridge Loan was extended from August 31, 2006 to December 5, 2006 in anticipation of the final closing of the sale of The Meadows (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"). Further, in September 2006, the MID Lender agreed to make available to MEC $19.0 million of increased funding under the MEC Bridge Loan. Pursuant to the terms of the September 2006 amendments, and as result of MEC not completing its sale of The Meadows by a specified deadline, the interest rate for all amounts under the MEC Bridge Loan was increased by 2.5% per annum effective November 7, 2006.

On November 14, 2006, MEC used part of the proceeds received in connection with the sale of The Meadows to repay in full the MEC Bridge Loan. Accordingly, the MEC Bridge Loan was terminated and the MID Lender has released the security provided to it under the facility.

Each of the amendments to the Gulfstream Park project financing facility and the MEC Bridge Loan, as well as the release of excess funds, was approved by the MID Board of Directors (with Messrs. Stronach and Mills refraining from voting given their positions as directors of MEC) based on, among other things, a recommendation from a Special Committee of independent directors of MID.

MAGNA ENTERTAINMENT CORP.

Overview

MEC owns and operates horse racetracks in California, Florida, Maryland, Texas, Oklahoma, Ohio, Michigan, Oregon, and Ebreichsdorf, Austria and, under a management agreement, operates a racetrack in Pennsylvania that it previously owned. Based on revenues, MEC is North America's number one owner and operator of horse racetracks, and is a leading supplier, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages eight thoroughbred racetracks, one standardbred (harness racing) racetrack, two racetracks that run both thoroughbred and quarterhorse meets and one racetrack that runs both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. Three of MEC's racetracks, Gulfstream Park, Remington Park and Magna Racino™, include casino operations with alternative gaming machines. In addition, MEC operates off-track betting ("OTB") facilities, a United States national account wagering business known as XpressBet®, which permits customers to place wagers by telephone and over the Internet on horse races at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai, and a European account wagering service known as MagnaBet™. Pursuant to a joint venture with Churchill Downs Incorporated ("CDI"), MEC also owns a 50% interest in HorseRacing TV™ ("HRTV™"), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network ("RTN"). HRTV™ is currently distributed to more than 14 million cable and satellite TV subscribers. RTN, in which MEC has a minority interest, was formed to telecast races from MEC's racetracks and other racetracks to paying subscribers, via private direct to home satellite. In April 2006, MEC entered into an agreement with CDI and Racing UK Limited ("Racing UK") to partner in a subscription television channel called "Racing World" that broadcasts races from MEC's and CDI's racetracks, as well as other North American and international racetracks, into the United Kingdom and Ireland. MEC also owns AmTote International, Inc. ("AmTote"), a provider of totalisator services to the pari-mutuel industry. To support certain of MEC's thoroughbred racetracks, MEC owns and operates thoroughbred training centres in Palm Beach County, Florida and in the Baltimore, Maryland area and, under a triple-net lease agreement with MID (see "REAL ESTATE BUSINESS — Acquisition of MEC Development Properties" for further details), operates an additional thoroughbred training centre situated near San Diego, California. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to its racetracks, MEC's real

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estate portfolio includes a residential development in Austria. MEC is also working with potential developers and strategic partners on proposals for developing leisure and entertainment and/or retail-based projects on the under-utilized land surrounding, or adjacent to, certain of MEC's premier racetracks.

Recent Developments and Current Initiatives

On August 9, 2007, MEC announced that its Board of Directors had approved a number of actions designed to reduce debt and improve profitability. These initiatives include relinquishing MEC's racing licence in Romulus, Michigan, terminating MEC's development plans for Dixon, California and listing the property for sale, ceasing racing at Magna Racino™ in Austria at the conclusion of its current meet in November 2007 and the listing for sale of real estate properties in Ocala, Florida and Porter, New York. At June 30, 2007, the aggregate net book value of these assets was approximately $71.0 million. MEC also announced that it has retained Greenbrook Capital Partners Inc. ("Greenbrook") to conduct a strategic review of its operations. The strategic review will be led by Greenbrook's Senior Partner, Tom Hodgson, a former President and Chief Executive Officer of MEC. Greenbrook expects to make its report to MEC's Board of Directors in early September.

Initiatives related to the passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, are underway in a number of states in which MEC operates. The passage of such legislation can be a long and uncertain process. In addition, should alternative gaming legislation be enacted in any jurisdiction in which MEC operates, there are a number of factors that will determine the viability and profitability of such an operation at MEC's racetracks. These factors include, without limitation, the income or revenue sharing terms contained in the legislation and applicable licences, the conditions governing the operation of the gaming facility, the number, size and location of the competitor sites which are also licensed to offer alternative gaming, the availability of financing on acceptable terms and the provisions of any ongoing agreements with the parties from whom MEC purchased the racetrack in question.

On November 15, 2006, MEC's wholly-owned subsidiary Gulfstream Park Racing Association Inc. ("GPRA") opened the Gulfstream Park Racing & Casino slots facility. The facility now offers 1,221 slot machines (516 of which were made available on November 15, 2006, with an additional 705 slot machines made available on March 20, 2007) and poker. Under the original slots legislation, each qualifying facility is entitled to offer up to 1,500 Class III slot machines (increased to 2,000 by the new legislation discussed below), subject to a state tax rate of 50% on gross gaming revenues ("GGR"). Each facility is also subject to a $3.0 million annual licence fee intended to cover administrative costs. In addition, each facility has entered into separate contracts under which Broward County and the city in which the facility conducts pari-mutuel gaming will receive an aggregate of 3.2% of that facility's GGR not exceeding $250.0 million and 4.5% of that facility's GGR in excess of $250.0 million. Under an August 9, 2006 agreement with the Florida Horsemen's Benevolent and Protective Association, the horsemen are entitled to purse contributions equal to 7.5% of GGR not exceeding $200.0 million and 12.6% of GGR in excess of $200.0 million on the first 1,500 gaming machines installed at Gulfstream Park. If 1,500 or more gaming machines are installed, purse contributions will be equal to 6.75% of GGR not exceeding $200.0 million and 12.6% of GGR in excess of $200.0 million. Under a November 23, 2005 agreement with the Florida Thoroughbred Breeders' and Owners' Association, the breeders are entitled to purse contributions of 0.75% of GGR not exceeding $200.0 million and 1.4% of GGR in excess of $200.0 million. Funding for the two phases of the slots facility has been provided by the two additional tranches of debt under the Gulfstream Park project financing facility (see "REAL ESTATE BUSINES — Loans Receivable from MEC — MEC Project Financings"). On July 1, 2007, two pieces of legislation became effective, which MEC expects to benefit the operations at Gulfstream Park. First, Florida House Bill 1047 clarifies a number of provisions in the Florida Slot Machine Act with respect to the on-site availability of automated teller machines and cheque cashing services and hours of operations, and increases the number of permitted slot machines to 2,000. The second piece of legislation is SB 752, which is related to cardrooms and addresses hours of operations, bet limits, prizes and jackpot payouts, and the types of permitted card games. GPRA opened the slots facility at Gulfstream Park despite an August 2006 decision rendered by the Florida First District Court of Appeals that reversed a lower court decision that granted summary judgment in favour of "Floridians for a Level Playing Field" ("FLPF"), a group in which GPRA is a member. The Appeal Court ruled that a trial is necessary to determine whether the constitutional amendment adopting the slots

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initiative, approved by Floridians in the November 2004 election, was invalid because the petitions bringing the initiative forward did not contain the minimum number of valid signatures. FLPF has challenged the decision and filed an application for a rehearing, a rehearing en banc before the full panel of the Florida First District Court of Appeals and Certification by the Florida Supreme Court. On November 30, 2006, in a split decision, the en banc court affirmed the August 2006 panel decision and certified the matter to the Florida Supreme Court which stayed the appellate court ruling pending its jurisdictional review of the matter. The Florida Supreme Court has confirmed that it will hear the matter and oral arguments are scheduled for September 2007. MEC believes that the August 2006 decision rendered by the Florida First District Court of Appeals is incorrect and, accordingly, MEC proceeded to open the slots facility.

In June 2007, the Oregon Racing Commission, under request of the Oregon Attorney General, temporarily revoked a rule permitting Instant Racing at Portland Meadows. MEC is evaluating how to best address this development.

On June 22, 2007, Michael Neuman, MEC's former Chief Executive Officer, left MEC to pursue other opportunities. Until a replacement candidate is identified, Mr. Frank Stronach, MEC's current Chairman of the Board, has assumed the role of Interim Chief Executive Officer.

During the first six months of 2007, MID acquired all of MEC's interests and rights in four real estate properties, representing an aggregate of approximately 460 acres of development property, in return for aggregate cash consideration of approximately $89.1 million (see "REAL ESTATE BUSINESS — Acquisition of MEC Development Properties" for further details). Based on the fair values of the properties determined in conjunction with these transactions, MEC recognized an impairment loss of $1.3 million for one of these properties in the fourth quarter of 2006, an aggregate $31.1 million gain on the disposal of two of the properties in the first quarter of 2007 and a $17.6 million gain on the disposal of the fourth property in the second quarter of 2007.

In May 2005, MEC entered into a Limited Liability Company Agreement with Forest City Enterprises, Inc. ("Forest City" and, collectively with MEC, the "Partnership Members") concerning the planned development of "The Village at Gulfstream Park™". On November 15, 2006, MEC received approval from the City of Hallandale Beach, Florida for the development of The Village at Gulfstream Park™, and the groundbreaking for Phase 1 of the 60 acre, master planned lifestyle destination to be built around MEC's Gulfstream Park racetrack occurred in June 2007. Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. MEC is obligated to contribute 50% of any equity amounts in excess of $15.0 million as and when needed. However, to June 30, 2007, MEC has not made any such contributions. At June 30, 2007, approximately $17.4 million of costs have been incurred by The Village at Gulfstream Park, LLC, which have been funded entirely by Forest City. Included in MEC's "accounts payable and accrued liabilities" is an obligation of approximately $1.2 million reflecting MEC's share of capital contributions in excess of $15.0 million. The Limited Liability Company Agreement also contemplated additional agreements, including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement which were executed upon satisfaction of certain conditions. Upon the opening of The Village at Gulfstream Park™, annual cash receipts (adjusted for certain disbursements and reserves) will first be distributed to Forest City, subject to certain limitations, until such time as the initial contribution accounts of the Partnership Members are equal. Thereafter, the cash receipts are generally expected to be distributed to the Partnership Members equally, provided they maintain their equal interest in the partnership. The annual cash payments made to Forest City to equalize the Partnership Members' initial contribution accounts will not exceed the amount of annual ground rent.

On September 28, 2006, certain of MEC's affiliates entered into definitive operating agreements with Caruso Affiliated ("Caruso") regarding the proposed development of The Shops at Santa Anita on approximately 51 acres of excess lands surrounding Santa Anita Park. Westfield Corporation ("Westfield"), a developer of a neighbouring parcel of land, has challenged the manner in which the entitlement process for such development has proceeded. On May 16, 2007, Westfield commenced civil litigation in the Los Angeles Superior Court in an attempt to overturn the Arcadia City Council's approval and granting of entitlements related to the construction of The Shops at Santa Anita. In addition, on May 21, 2007, Arcadia First! filed a

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petition against the City of Arcadia to overturn the entitlements and named MEC and certain of its subsidiaries as parties of interest. If either Westfield or Arcadia First! is ultimately successful in its challenge, development efforts could potentially be delayed or suspended. Under an April 2004 Letter of Intent, MEC is also exploring the possibility of a joint venture with Caruso to develop excess lands surrounding Golden Gate Fields. To June 30, 2007, MEC has expended approximately $8.5 million on these initiatives, of which $2.2 million was paid in the first six months of 2007. These amounts have been included in MEC's "real estate properties, net" on the Company's unaudited interim consolidated balance sheets. Under the terms of these arrangements, MEC may be responsible to fund additional costs. However, to June 30, 2007, no such payments have been made.

On March 4, 2007, MEC announced that it had entered into a series of customer-focused agreements with CDI in order to enhance wagering integrity and security, to own and operate HRTV™, to buy and sell horseracing content, and to promote the availability of horseracing signals to customers worldwide. These agreements involved the formation of a joint venture, TrackNet Media Group, LLC ("TrackNet Media"), a reciprocal content swap agreement and the purchase by CDI from MEC of a 50% interest in HRTVTM.. TrackNet Media is the vehicle through which MEC and CDI horseracing content is made available to third parties, including racetracks, OTB facilities, casinos and advance deposit wagering ("ADW") companies. TrackNet Media will also purchase horseracing content from third parties to be made available through the respective MEC and CDI outlets. Under the reciprocal content swap agreement, MEC and CDI will exchange their respective horseracing signals. CDI racing content will be available for wagering through MEC-owned racetracks and simulcast-wagering facilities and through MEC's ADW platform, XpressBet®, and, similarly, MEC's horseracing content will be available for wagering through CDI racetracks and OTB facilities and through a CDI-owned ADW platform that was launched on May 2, 2007. On March 4, 2007, HRTV, LLC was created, with an effective date of April 27, 2007, in order to facilitate the sale of 50% of HRTV ™ to CDI. Both MEC and CDI are required to fund the operations of HRTV, LLC on a quarterly basis, in equal instalments until October 2009. MEC's share of the required capital contributions over this period is expected to be approximately $7.0 million, however, under certain circumstances, MEC may be responsible for additional capital commitments. In the second quarter of 2007, MEC contributed $0.3 million and $0.8 million to TrackNet Media and HRTV LLC, respectively, in accordance with the respective agreements.

On May 18, 2007, ODS Technologies, L.P. d/b/a TVG Network filed a summons against MEC, HRTV, LLC and XpressBet, Inc. seeking an order that the defendants be enjoined from infringing certain patents relating to interactive wagering systems and an award of damages to compensate for the infringement. An Answer to Complaint, Affirmative Defences and Counterclaims have been filed on behalf of the defendants. At the present time, the final outcome related to this summons is uncertain.

On February 21, 2007, MEC filed a shelf registration statement on Form S-3 (the "U.S. Registration Statement") with the United States Securities and Exchange Commission (the "SEC") and a preliminary short form base shelf prospectus (the "Canadian Prospectus") with the securities commissions in each of the Provinces in Canada (collectively, the "Canadian Securities Commissions"). As the U.S. Registration Statement has been declared effective by the SEC and the Canadian Prospectus has received a final receipt by the Canadian Securities Commissions, MEC will be able to offer up to $500.0 million of equity securities (including stock, warrants, units and, subject to filing a Canadian rights offering circular or prospectus with the Canadian Securities Commissions, rights) from time to time in one or more public offerings or other offerings. The terms of any such future offerings would be established at the time of such offering. The U.S. Registration Statement and Canadian Prospectus are intended to give MEC the flexibility to take advantage of financing opportunities when and if deemed appropriate.

On August 16, 2006, MEC, along with CDI, joined the Empire Racing team ("Empire") that is bidding to operate New York State's thoroughbred racetracks, including Saratoga, Belmont and Aqueduct. MEC has one seat on Empire's 15-member Board of Directors. Empire is a group of New York horsemen and breeders seeking the exclusive right to operate the three New York thoroughbred racetracks. An application was submitted on August 29, 2006 by Empire to acquire ownership of the New York Racing Association franchise (the "Franchise") upon its expiry at the end of 2007. On November 21, 2006, the Ad Hoc Committee on the Future of Racing recommended that Excelsior Racing Associates be granted the Franchise to operate the racetracks and on February 21, 2007, the Ad Hoc Committee released its final report. Shortly after that report's

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release, New York State's new governor decided to create a panel to evaluate groups interested in taking over the Franchise. Though the creation of the panel led to the consideration of additional parties, only one of the four parties who presented a proposal at the panel hearings on April 10th and 11th was a party not already included in the Ad Hoc Committee's final report. To date, MEC has paid $0.4 million to Empire, which has been included in MEC's "other assets" in the Company's unaudited interim consolidated balance sheet.

On January 18, 2007, MEC announced that the 2007 race meet will be the last meet that will be held under its ownership at Great Lakes Downs, MEC's thoroughbred racetrack located in Muskegon, Michigan. The decision to cease operations was based on continuing and forecasted operational losses at the racetrack.

On November 14, 2006, MEC completed the sale of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc., each an MEC wholly-owned subsidiary through which MEC owned and operated The Meadows, a standardbred racetrack in Pennsylvania, to PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc., and a fund managed by Oaktree Capital Management, LLC (together, "Millennium-Oaktree"). On closing, MEC received cash consideration of $171.8 million, net of transaction costs of $3.2 million, and a $25.0 million holdback note payable to MEC over a five-year period, subject to offset for certain indemnification obligations (the "Meadows Holdback Note"). Payments under the Meadows Holdback Note will be deferred until the opening of the permanent casino at The Meadows and to the extent of available cash flows (as defined in the terms of the Meadows Holdback Note). Pursuant to a racing services agreement entered into by the parties on July 26, 2006, MEC is paying $50 thousand per annum and continues to operate, for its own account, the racing operations at The Meadows for at least five years. Based on the indemnification obligations and other terms contained in the Meadows Holdback Note, for accounting purposes, the Meadows Holdback Note will be recognized in the consolidated financial statements upon the settlement of the indemnification obligations and as payments are received.

Seasonality

Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. Because five of MEC's largest racetracks (Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Pimlico Race Course and Golden Gate Fields) run live race meets principally during the first half of the year, MEC's racing operations have historically operated at a loss in the second half of the year, with MEC's third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

MEC Results of Operations — Three Months Ended June 30, 2007

Basis of Presentation

The following discussion is based on MEC's results of operations included in the Company's consolidated statements of income (loss) for the three months ended June 30, 2007 and 2006.

Revenues

Live race days are a significant factor in the operating and financial performance of MEC's racing business. In the first six months of 2007, MEC operated its largest racetracks for eight fewer live race days compared to the prior year period, primarily due to a reduction in the number of live race days at Golden Gate Fields and the shifting of four live race days at Lone Star Park from April 2007 to July 2007. MEC's other racetracks operated for nine fewer live race days in the six months ended June 30, 2007 compared to the prior year period, primarily due to planned reductions in live race days at Portland Meadows and Magna Racino™, partially offset by an increase in live race days at The Meadows, which ran one extra live race day per week in 2007 compared to 2006.

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Set forth in the following table is a schedule of MEC's actual live race days by racetrack for the first two quarters and awarded live race days for the remaining quarters of 2007 with a comparison to 2006.

	Q1 2007	Q1 2006	Q2 2007	Q2 2006	YTD 2007	YTD 2006	Awarded Q3 2007	Q3 2006	Awarded Q4 2007	Q4 2006	Total 2007(1)	Total 2006
Largest Racetracks
Santa Anita Park(2)	65	66	15	15	80	81	—	—	5	5	85	86
Gulfstream Park	73	71	15	16	88	87	—	—	—	—	88	87
Golden Gate Fields	26	40	35	25	61	65	—	29	36	12	97	106
Laurel Park	63	62	8	9	71	71	26	24	52	57	149	152
Lone Star Park	—	—	49	53	49	53	18	13	32	31	99	97
Pimlico Race Course	—	—	31	31	31	31	—	—	—	—	31	31

	227	239	153	149	380	388	44	66	125	105	549	559

Other Racetracks
The Meadows	62	64	64	49	126	113	41	49	39	46	206	208
Thistledown	—	—	54	55	54	55	54	61	28	40	136	156
Remington Park	14	14	36	36	50	50	35	34	34	34	119	118
Portland Meadows	30	39	11	13	41	52	—	—	34	34	75	86
Great Lakes Downs	—	—	27	31	27	31	51	52	21	18	99	101
Magna Racino™	2	3	9	14	11	17	8	13	5	10	24	40

	108	120	201	198	309	318	189	209	161	182	659	709

Total	335	359	354	347	689	706	233	275	286	287	1,208	1,268

(1)
Includes actual live race days for the first and second quarters of 2007 and awarded live race days for the remainder of 2007.

(2)
Excludes The Oak Tree Meet, which runs primarily in the fourth quarter and is hosted by the Oak Tree Racing Association at Santa Anita Park. The Oak Tree Meet is scheduled to operate for 31 days in 2007 compared to 26 days in 2006.

MEC's total revenues in the second quarter of 2007 were $203.7 million, including $202.6 million from racing and gaming operations and $1.1 million from other operations. This compares to revenues of $183.2 million in the second quarter of 2006, which include $181.7 million from racing operations and $1.5 million from other operations.

The revenue increase of $20.9 million, or 12%, in MEC's racing and gaming operations is primarily attributable to:

  •
  revenues in MEC's Florida operations being $10.1 million higher than in the prior year period, primarily due to the opening of casino operations at Gulfstream Park in November 2006 and expanded casino operations in March 2007, which generated $9.2 million of gaming revenues and additional food and beverage revenues in the second quarter of 2007;

  •
  MEC's PariMax revenues being $6.9 million higher than in the prior year as a result of $4.9 million of additional revenue recognized from the acquisition in July 2006 by a wholly-owned subsidiary of MEC of the remaining 70% equity interest in AmTote (the "AmTote Acquisition") and $2.7 million of increased revenues at XpressBet® due to a 31% increase in handle compared to the prior year period, partially offset by a $0.8 million reduction in revenues at MagnaBet™ due to a decline in handle as a result of wagering platform changes and the termination of the PremiereWin contract; and

  •
  revenues in MEC's California operations being $6.6 million higher than in the prior year period, primarily due to the change in the racing calendar at Golden Gate Fields, which resulted in ten additional live race days in the second quarter of 2007;

partially offset by:

  •
  revenues in MEC's Northern U.S. operations being $1.3 million below the prior year period, primarily due to lower handle and attendance at Thistledown; and

  •
  revenues in MEC's Southern U.S. operations being below the prior year period by $1.1 million, primarily due to four fewer live race days at Lone Star Park in the second quarter of 2007 as well as excessive rains in June 2007, which impaired the quality of the live racing product, thereby reducing live and export handle and wagering.

MI Developments Inc.      2007    27

The $0.4 million decrease in revenue from other operations in the three months ended June 30, 2007 compared to the prior year is primarily due to lower sales of housing units at MEC's European residential development in the three months ended June 30, 2007 compared to the prior year period.

Purses, Awards and Other

Purses, awards and other expenses increased 6% to $89.6 million in the second quarter of 2007 from $84.5 million in the second quarter of 2006, primarily due to increased expenses due to the opening of the casino facility at Gulfstream Park in November 2006 and the expanded casino facility in March 2007. As a percentage of gross wagering and gaming revenues, purses, awards and other expenses decreased from 61% in the second quarter of 2006 to 59% in the second quarter of 2007, primarily due to the reduced carriage costs related to HRTV™ and lower wagering through MagnaBet™ as noted previously.

Operating Costs

Operating costs principally include salaries and benefits, the cost of providing totalisator services and manufacturing totalisator equipment, utilities, the cost of food and beverages sold, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, licence fees, insurance premiums and predevelopment and pre-opening costs.

Operating costs increased by 14% to $90.6 million in the second quarter of 2007 compared to $79.6 million in the prior year period, primarily due to:

•
a $7.3 million increase in costs in MEC's Florida operations, primarily due to operating costs at Gulfstream Park for the new casino facility;

•
a $3.7 million increase in MEC's PariMax operations primarily as a result of the AmTote Acquisition; and

•
a $2.1 million increase in costs in MEC's California operations due to the change in the racing calendar at Golden Gate Fields, which resulted in ten additional live race days in the second quarter of 2007 compared to the second quarter of 2006;

partially offset by a $1.7 million decrease in MEC's European operations as a result of cost reduction initiatives.

As a percentage of total revenues, operating costs increased marginally from 43% in the second quarter of 2006 to 44% in the second quarter of 2007, primarily due to higher costs incurred in relation to the casino operations at Gulfstream Park.

General and Administrative Expenses

MEC's general and administrative expenses were $20.0 million in the second quarter of 2007 compared to $17.5 million in the second quarter of 2006. The increase is primarily attributable to MEC's Technology operations resulting from the AmTote Acquisition, partially offset by a reduction in general and administrative expenses at several of MEC's racetracks as well as its corporate office as a result of cost reduction initiatives. As a percentage of total revenues, general and administrative expenses remained consistent at 10% in the second quarters of 2007 and 2006.

Depreciation and Amortization Expense

Depreciation and amortization increased from $10.4 million in the second quarter of 2006 to $10.7 million in the second quarter of 2007, primarily due to increased depreciation on the Gulfstream Park grandstand and slots facility, partially offset by reduced depreciation at Magna Racino™ resulting from the write-down of long-lived assets in the fourth quarter of 2006.

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Interest Expense, Net

MEC's net interest expense for the second quarter of 2007 decreased by $3.2 million over the same period in the prior year to $12.8 million. The lower net interest expense is primarily attributable to the repayment of the MEC Bridge Loan in the fourth quarter of 2006, reduced borrowings under MEC's $40.0 million senior secured revolving credit facility with a bank (the "MEC Credit Facility") and the repayment of other debt during 2006 from the proceeds of various asset sales, partially offset by increased borrowings under the MEC Project Financing Facilities and $0.4 million of less capitalized interest as no interest was capitalized in the second quarter of 2007 compared to $0.4 million in the second quarter of 2006.

Gain on Disposal of Real Estate

During the second quarter of 2007, MEC recognized a gain of $17.6 million on the sale of its interests and rights in a 205 acre parcel of land located in Bonsall, California to MID, in return for cash consideration of approximately $24.0 million (see "REAL ESTATE BUSINESS — Acquisition of MEC Development Properties" for further details).

Income Tax

MEC recorded an income tax expense of $3.8 million on a loss before dilution and other gains, income taxes and minority interest of $2.5 million for the second quarter of 2007 compared to an income tax expense of $3.1 million on MEC's loss before dilution and other gains, income taxes and minority interest of $24.8 million in the second quarter of 2006. The income tax expense for the second quarters of 2007 and 2006 relate primarily to certain U.S. operations that are not included in MEC's U.S. consolidated income tax return.

Discontinued Operations

Discontinued operations for the three months ended June 30, 2006 include the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006, the operations of the Magna Golf Club, the sale of which was completed on August 25, 2006, and the operations of the Fontana Golf Club, the sale of which was completed on November 1, 2006. As disclosed in note 3 to the unaudited interim consolidated financial statements, MEC had income before minority interest from discontinued operations of $1.0 million in the second quarter of 2006. The Company recognized a minority interest expense of $0.4 million for discontinued operations in the second quarter of 2006, resulting in income from discontinued operations of $0.6 million in the first quarter of 2006.

Net Income (Loss)

For the three months ended June 30, 2007, MEC's had net income of $3.7 million, compared to a net loss of $15.7 million in the three months ended June 30, 2006. These results include dilution and other gains and the minority interest impact as detailed later in the MD&A under the heading "MID CONSOLIDATED RESULTS OF OPERATIONS — Three Months Ended June 30, 2007". Excluding discontinued operations and disposal gains, the reduction in net loss in the second quarter of 2007 is primarily the result of a $4.7 million reduction in operating loss, partially offset by a $0.7 million increase in income tax expense and a $1.6 million decrease in the minority interest recovery.

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MEC Results of Operations — Six Months Ended June 30, 2007

Basis of Presentation

The following discussion is based on MEC's results of operations included in the Company's consolidated statements of income (loss) for the six months ended June 30, 2007 and 2006.

Revenues

MEC's total revenues for the six months ended June 30, 2007 were $487.9 million, including $485.0 million from racing and gaming operations and $2.9 million from other operations. This compares to revenues of $463.1 million in the six months ended June 30, 2006, which include $460.1 million from racing operations and $3.0 million from other operations.

The revenue increase of $24.9 million, or 5%, in MEC's racing and gaming operations is primarily attributable to:

•
revenues in MEC's Florida operations being $19.9 million higher than in the prior year period, primarily due to the opening of casino operations at Gulfstream Park in November 2006 and expanded casino operations in March 2007, which generated $22.8 million of revenues in the first six months of 2007, partially offset by reductions in wagering at Gulfstream Park, despite one additional live race day, caused, in part, by the limited access to automated teller machines and cheque cashing services on site at Gulfstream Park; and

•
MEC's PariMax revenues being $13.4 million higher than in the prior year as a result of $11.0 million of additional revenues recognized due to the AmTote Acquisition and $4.1 million of increased revenues at XpressBet® due to a 19% increase in handle compared to the prior year period, partially offset by a $1.7 million reduction in revenues at MagnaBet™ due to a decline in handle as a result of wagering platform changes and the termination of the PremiereWin contract;

partially offset by:

•
revenues in MEC's Northern U.S. operations being $3.1 million below the prior year period, primarily due to lower handle and attendance at Thistledown;

•
revenues in MEC's Southern U.S. operations being $2.4 million lower than in the prior year period, primarily due to four fewer live race days at Lone Star Park in the first six months of 2007 as well as excessive rain in June 2007, which impaired the quality of the live racing product, thereby reducing live and export handle and wagering;

•
revenues in MEC's Maryland operations being $2.2 million lower than in the prior year period, primarily due to lower attendance and wagering at both Laurel Park and Pimlico due to inclement weather in the first quarter of 2007; and

•
revenues in MEC's California operations being $1.4 million lower than in the prior year period, primarily due to:

•
a decrease in attendance and lower levels of handle and gross wagering at Santa Anita Park resulting partially from one less live race day in the first six months of 2007 compared to the first six months of 2006, as well as a very strong meet in the prior year, which had record levels of attendance and wagering; and

•
a reduction in live race days at Golden Gate Fields, whereby live race days decreased from 65 days in the first six months of 2006 to 61 days in the first six months of 2007.

Purses, Awards and Other

Purses, awards and other expenses increased 2% to $241.1 million in the six months ended June 30, 2007 from $237.0 million in the six months ended June 30, 2006, primarily due to $14.4 million of expenses attributable to the opening of the casino facility at Gulfstream Park in November 2006 and the expanded

30    MI Developments Inc.      2007

casino facility in March 2007, partially offset by reduced costs from lower wagering at Gulfstream Park, Santa Anita Park, The Maryland Jockey Club ("MJC"), Thistledown and Lone Star Park for reasons noted above and the intercompany elimination of tote fees paid to AmTote, which became a wholly-owned subsidiary of MEC in the third quarter of 2006.

As a percentage of gross wagering and gaming revenues, purses, awards and other expenses decreased marginally to 61% in the six months ended June 30, 2007 compared to 62% in the same period in 2006.

Operating Costs

Operating costs increased by $17.4 million, or 11%, to $182.4 in the six months ended June 30, 2007 compared to $165.0 million in prior year period, primarily due to:

•
a $12.7 million increase in costs in MEC's Florida operations, primarily due to operating costs at Gulfstream Park for the new casino facility; and

•
a $5.9 million increase in MEC's PariMax operations, primarily as a result of the AmTote Acquisition;

•
partially offset by a $1.7 million reduction in predevelopment and other costs, primarily due to a $0.6 million recovery in the first six months of 2007 of costs related to the Florida slots initiatives incurred in 2006 a $1.9 million decrease in costs to pursue alternative gaming opportunities, partially offset by a $0.1 million increase in costs related to development initiatives to enhance MEC's racing operations and $0.7 million of costs in the first six months of 2007 related to the Dixon Downs campaign (see MAGNA ENTERTAINMENT CORP. — "Recent Developments and Current Initiatives").

As a percentage of total revenues, operating costs increased marginally from 36% in the six months ended June 30, 2006 to 37% in the six months ended June 30, 2007.

General and Administrative Expenses

MEC's general and administrative expenses were $36.8 million in the six months ended June 30, 2007 compared to $34.2 million in the six months ended June 30, 2006. The increase is primarily attributable to MEC's Technology operations resulting from the AmTote Acquisition, partially offset by a reduction in general and administrative expenses at several of MEC's racetracks as well as its corporate office as a result of cost reduction initiatives. As a percentage of total revenues, general and administrative expenses increased marginally from 7% in the six months ended June 30, 2006 to 8% in the six months ended June 30, 2007.

Depreciation and Amortization Expense

Depreciation and amortization increased from $20.6 million in the six months ended June 30, 2006 to $21.0 million in the six months ended June 30, 2007, primarily due to increased depreciation on the Gulfstream Park grandstand and slots facility, partially offset by reduced depreciation at Magna Racino™ resulting from the write-down of long-lived assets in the fourth quarter of 2006.

Interest Expense, Net

MEC's net interest expense for the six months ended June 30, 2007 decreased by $4.1 million over the same period in the prior year to $26.0 million. The lower net interest expense is primarily attributable to the repayment of the MEC Bridge Loan in the fourth quarter of 2006, reduced borrowings under the MEC Credit Facility and the repayment of other debt during 2006 from the proceeds of various asset sales, partially offset by increased borrowings under the MEC Project Financing Facilities and $1.3 million of less capitalized interest as $0.4 million of interest was capitalized in the first six months of 2007 compared to $1.7 million in the first six months of 2006.

Gain on Disposal of Real Estate

During the first six months of 2007, MEC recognized a gain of $48.7 million on the sale of its interests and rights in three real estate properties to MID, in return for cash consideration of approximately $79.0 million (see "REAL ESTATE BUSINESS — Acquisition of MEC Development Properties" for further details). In the first quarter of 2006, MEC recognized a gain of $2.9 million on the sale to Magna for cash consideration of $5.6 million of a real estate property held for sale and located in the United States.

MI Developments Inc.      2007    31

Income Tax

MEC recorded an income tax provision of $1.2 million on income before dilution and other gains, income taxes and minority interest of $29.4 million for the six months ended June 30, 2007 compared to an income tax provision of $2.3 million on MEC's loss before dilution and other gains, income taxes and minority interest of $20.8 million in the first six months of 2006. The income tax expense for the six months ended June 30, 2007 and 2006 relates primarily to certain U.S. operations that are not included in MEC's U.S. consolidated income tax return. The income tax expense for the first six months of 2007 is also net of a $1.3 million recovery resulting from the de-recognition of certain future tax liabilities associated with MEC's interest and rights in two real estate properties sold to MID in the first quarter of 2007.

Discontinued Operations

As discussed previously, discontinued operations for the six months ended June 30, 2006 include the operations of a restaurant and related real estate in the United States, the operations of the Magna Golf Club and the operations of the Fontana Golf Club. As disclosed in note 3 to the unaudited interim consolidated financial statements, MEC had income before minority interest from discontinued operations of $0.9 million for the six months ended June 30, 2006. The Company recognized a minority interest expense of $0.4 million for discontinued operations in the six months ended June 30, 2006, resulting in income from discontinued operations of $0.5 million in the six months ended June 30, 2006.

Net Income (Loss)

For the six months ended June 30, 2007, MEC had net income of $37.3 million compared to a net loss of $12.8 million in the six months ended June 30, 2006. These results include dilution and other gains and the minority interest impact as detailed later in the MD&A under the heading "MID CONSOLIDATED RESULTS OF OPERATIONS — Six Months Ended June 30, 2007". Excluding discontinued operations and disposal gains, the $4.8 million decrease in net loss is the result of reductions of $4.4 million in operating loss and $1.1 million in income tax expense, partially offset by a $0.2 million lower dilution gain and a $0.5 million reduction in the minority interest recovery.

MEC Statement of Cash Flows

Cash Used in Operating Activities

MEC used $0.8 million of cash in operations before changes in non-cash balances in the six months ended June 30, 2007 compared to $6.0 million of cash generated in the six months ended June 30, 2006. The $6.8 million increase in cash used is due to the $50.6 million improvement in net income from continuing operations being driven by a $57.4 million improvement in the contribution to net income from non-cash items (see note 12 to the unaudited interim consolidated financial statements for further details).

In the six months ended June 30, 2007, $15.3 million of cash was used by changes in non-cash balances compared to $20.6 million of cash used in the six months ended June 30, 2006 (see note 12 to the unaudited interim consolidated financial statements for further details).

Cash Provided by (Used in) Investing Activities

For the six months ended June 30, 2007, MEC generated $90.6 million ($24.7 million in the second quarter of 2007) of cash from the disposal of real estate properties and fixed assets, while $39.4 million ($25.1 million in the second quarter of 2007) was spent on real estate property and fixed asset additions, including $18.4 million ($9.3 million in the second quarter of 2007) on the Gulfstream Park casino facilities, $7.5 million ($6.3 million in the second quarter of 2007) on capital improvements, $4.3 million ($3.9 million in the second quarter of 2007) on the Gulfstream Park redevelopment and $9.2 million ($5.6 million in the second quarter of 2007) on expenditures related to other racetrack property enhancements, infrastructure and development costs on certain properties and PariMax operations.

32    MI Developments Inc.      2007

Cash Provided by Financing Activities

For the six months ended June 30, 2007, MEC reduced bank indebtedness by $5.8 million ($14.3 million in the second quarter of 2007) and repaid $51.5 million of debt ($17.7 million in the second quarter of 2007), including $2.4 million ($1.9 million in the second quarter of 2007) under the MEC Project Financing Facilities. These cash outflows were partially offset by $20.5 million ($10.3 million in the second quarter of 2007) of cash generated from the issuance of debt, including $16.3 million of advances (net of related costs) from the MID Lender under the Gulfstream Park project financing facility ($4.8 million and $11.5 million under the July 2006 slots tranche and December 2006 slots tranche, respectively — see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings") and $4.2 million of other long-term debt.

MID CONSOLIDATED RESULTS OF OPERATIONS

The following discussions are related to the consolidated operating results for the Company as it relates to its Real Estate Business and its controlling interest in MEC for the three and six months ended June 30, 2007. For a more detailed discussion of the operating results of the Real Estate Business and MEC, please refer to the discussion under the headings "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended June 30, 2007", "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Six Months Ended June 30, 2007", "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Three Months Ended June 30, 2007", and "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Six Months Ended June 30, 2007".

Three Months Ended June 30, 2007

Revenues

Consolidated revenues in the second quarter of 2007 increased by $22.4 million or 10% to $244.7 million compared to $222.3 million in the prior year. Revenues in the Real Estate Business, excluding interest and other income from MEC, increased by $1.9 million or 5% in the second quarter of 2007 compared to the same period in the prior year, primarily as a result of completed projects that came on-stream in 2006 and the impact of changes in foreign exchange rates. MEC's revenues increased by $20.5 million or 11% in the three months ended June 30, 2007 compared to the same period in the prior year, primarily due to the opening of casino operations at Gulfstream Park in November 2006, increased revenues from the AmTote Acquisition and increased revenues at MEC's California operations due to 10 additional live race days at Golden Gate Fields, partially offset by reduced revenues from four fewer live race days at Lone Star Park and lower handle and attendance at Thistledown.

Operating Costs and Expenses

Consolidated operating costs and expenses increased by $23.4 million or 11% to $239.9 million in the second quarter of 2007 compared to $216.5 million in the prior year. Operating costs and expenses in the Real Estate Business increased to $21.2 million in the three months ended June 30, 2007 compared to $16.2 million in the three months ended June 30, 2006. As discussed previously, general and administrative expenses increased by $5.5 million, depreciation and amortization increased by $0.5 million and net interest expense decreased by $1.0 million.

MEC's operating costs and expenses (excluding operating costs and expenses recognized in relation to the MEC Bridge Loan and MEC Project Financing Facilities) increased to $218.5 million in the three months ended June 30, 2007 compared to $199.4 million in the three months ended June 30, 2006, primarily due to increases of $5.0 million in purses, awards and other costs, $11.1 million in operating costs and $2.6 million in general and administrative expenses.

The elimination of the effects of transactions between the Real Estate Business and MEC (see "REAL ESTATE BUSINESS — Loans Receivable from MEC" and "REAL ESTATE BUSINESS — Acquisition of MEC Development Properties" for further details) from the consolidated results of operations resulted in $0.2 million of additional operating costs and expenses in the second quarter of 2007 compared to $0.9 million in the second quarter of 2006.

MI Developments Inc.      2007    33

Gain on Disposal of Real Estate

As discussed previously, the Real Estate Business recognized a $1.4 million gain on the disposal of an income-producing property in the second quarter of 2007.

Dilution and Other Gains

During the three months ended June 30, 2006, the Real Estate Business recognized a $1.9 million currency translation gain realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations.

During the second quarter of 2006, the Company recorded a nominal dilution gain related to its investment in MEC as a result of MEC's issuance of 4,080 shares of its Class A Subordinate Voting Stock pursuant to stock-based compensation arrangements.

Income Tax

For the three months ended June 30, 2007, the Company recorded an income tax expense of $8.6 million against income from continuing operations before dilution and other gains, income taxes and minority interest of $4.8 million. By comparison, in the three months ended June 30, 2006, an income tax expense of $6.2 million was recorded against income from continuing operations before dilution and other gains, income taxes and minority interest of $5.8 million.

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC's operations resulted in a recovery of $9.9 million in the second quarter of 2007 compared to a recovery of $11.6 million in the second quarter of 2006. The decrease in the minority interest recovery is due to the $4.0 million decrease in MEC's loss from continuing operations, excluding the gain on disposal of real estate to the Real Estate Business and the effects of minority interest and dilution and other gains, in the second quarter of 2007 compared to the second quarter of 2006.

Discontinued Operations

As discussed previously, MEC had $0.6 million of income from discontinued operations in the three months ended June 30, 2006 (see "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Three Months Ended June 30, 2007 — Discontinued Operations" for further details).

Net Income

The Company had net income of $7.6 million in the second quarter of 2007 compared to $13.7 million in the second quarter of 2006. The $6.1 million reduction in net income is comprised of the $7.7 million decrease in the Real Estate Business' net income and the $17.6 million reduction to consolidated net income relating to the elimination of the effects of transactions between the Real Estate Business and MEC in the second quarter of 2007 compared to a $0.1 million increase to net income in the second quarter of 2006, partially offset by the $19.3 million increase in MEC's net income.

Six Months Ended June 30, 2007

Revenues

Consolidated revenues in the first six months of 2007 increased by $29.3 million or 5% to $568.8 million compared to $539.5 million in the prior year. Revenues in the Real Estate Business, excluding interest and other income from MEC, increased by $4.5 million or 6% in the first six months of 2007 compared to the same period in the prior year, primarily as a result of completed projects that came on-stream in 2006 and the impact of changes in foreign exchange rates. MEC's revenues increased by $24.8 million or 5% in the six months ended June 30, 2007 compared to the same period in the prior year, primarily due to the opening of casino operations at Gulfstream Park in November 2006 and increased revenues from the AmTote Acquisition, partially offset by reduced revenues from fewer live race days in the first six months of 2007.

34    MI Developments Inc.      2007

Operating Costs and Expenses

Consolidated operating costs and expenses increased by $30.3 million or 6% to $536.2 million in the first six months of 2007 from $505.9 million in the prior year. Operating costs and expenses in the Real Estate Business increased to $37.3 million in the six months ended June 30, 2007 compared to $32.7 million in the six months ended June 30, 2006. As discussed previously, general and administrative expenses increased by $5.4 million, depreciation and amortization increased by $1.0 million and net interest expense decreased by $1.8 million.

MEC's operating costs and expenses (excluding operating costs and expenses recognized in relation to the MEC Bridge Loan and MEC Project Financing Facilities) increased to $496.7 million in the six months ended June 30, 2007 compared to $471.9 million in the six months ended June 30, 2006, primarily due to increases of $4.1 million in purses, awards and other costs, $17.4 million in operating costs and $2.6 million in general and administrative expenses.

The elimination of the effects of transactions between the Real Estate Business and MEC (see "REAL ESTATE BUSINESS — Loans Receivable from MEC" and "REAL ESTATE BUSINESS — Acquisition of MEC Development Properties" for further details) from the consolidated results of operations resulted in $2.1 million of additional operating costs and expenses in the first six months of 2007 compared to $1.3 million in the first six months of 2006.

Gain on Disposal of Real Estate

As discussed previously, the Real Estate Business recognized a $1.4 million gain on the disposal of two income-producing properties in the first six months of 2007. In the six months ended June 30, 2006, the Real Estate Business recognized a nominal gain on the disposal of a property held for sale and MEC recognized a gain of $2.9 million on the sale to Magna of a real estate property located in the United States.

Dilution and Other Gains

During the six months ended June 30, 2007, the Company recorded dilution and other gains of $0.7 million, consisting of a net $0.7 million currency translation gain realized from capital transactions that gave rise to a reduction in the Real Estate Business' net investment in certain foreign operations and a nominal dilution gain related to the Company's investment in MEC as a result of MEC's issuance of 204,234 shares of its Class A Subordinate Voting Stock pursuant to stock-based compensation arrangements. Similarly, during the six months ended June 30, 2006, the Company recorded dilution and other gains of $2.1 million, consisting of a $1.9 million currency translation gain realized from capital transactions that gave rise to a reduction in the Real Estate Business' net investment in certain foreign operations and a $0.2 million dilution gain related to the Company's investment in MEC as a result of MEC's issuance of 103,419 shares of its Class A Subordinate Voting Stock pursuant to stock-based compensation arrangements.

Income Tax

For the six months ended June 30, 2007, the Company recorded an income tax expense of $12.9 million against income from continuing operations before dilution and other gains, income taxes and minority interest of $34.0 million. By comparison, in the six months ended June 30, 2006, an income tax expense of $10.6 million resulted from income from continuing operations before income tax expense, minority interest and dilution and other gains of $36.5 million.

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC's continuing operations resulted in a recovery of $9.1 million in the first six months of 2007 compared to a recovery of $9.6 million in the first six months of 2006. The decrease in the minority interest recovery is due to the $1.3 million reduction in MEC's loss from continuing operations, excluding the gain on disposal of real estate (and related taxes) to the Real Estate Business and the effects of minority interest and dilution and other gains in the first six months of 2007 compared to the first six months of 2006.

MI Developments Inc.      2007    35

Discontinued Operations

As discussed previously, MEC had $0.5 million of income from discontinued operations in the six months ended June 30, 2006 (see "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Six Months Ended June 30, 2007 — Discontinued Operations" for further details).

Net Income

The Company had net income of $30.8 million in the first six months of 2007 compared to $38.2 million in the first six months of 2006. The reduction in net income is comprised of the $6.2 million decrease in the Real Estate Business' net income and the $50.1 million increase in MEC's net income, offset by the $51.6 million reduction to consolidated net income relating to the elimination of the effects of transactions between the Real Estate Business and MEC in the first six months of 2007 compared to a $0.3 million reduction to net income in the first six months of 2006.

LIQUIDITY AND CAPITAL RESOURCES

Real Estate Business

The Real Estate Business generated funds from operations of $65.5 million during the first six months of 2007 and at June 30, 2007 had cash and cash equivalents of $148.0 million and shareholders' equity of $1.5 billion. The Real Estate Business also had an unused and available credit facility of $49.8 million at June 30, 2007. At June 30, 2007, the Real Estate Business remained in compliance with all of its debt agreements and related covenants.

The outstanding long-term debt in the Real Estate Business at June 30, 2007 was $252.8 million, which is comprised of $246.0 million of the Company's senior unsecured debentures and $6.8 million of mortgages payable on two properties.

At June 30, 2007, the Real Estate Business' debt to total capitalization ratio was 14%. Management believes that the Real Estate Business could access additional capital by issuing debt, equity or a combination of securities and that the Real Estate Business' cash resources, funds from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program during the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

MEC

For details of the MEC Project Financings and MEC Bridge Loan, refer to the section entitled "REAL ESTATE BUSINESS — Loans Receivable From MEC".

On March 29, 2007, MEC amended the MEC Credit Facility to extend the maturity date from March 30, 2007 to June 29, 2007 and to modify a financial performance maintenance covenant relating to earnings before interest, income taxes, depreciation and amortization. On June 29, 2007, the maturity date was extended to October 1, 2007. Borrowings under the MEC Credit Facility are available by way of U.S. dollar loans and letters of credit and loans under the MEC Credit Facility bear interest at the U.S. base rate plus 5% or LIBOR plus 6%. Borrowings under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries. At June 30, 2007, MEC had no borrowings under the MEC Credit Facility but had issued letters of credit totalling $24.7 million, such that $15.3 million was unused and available.

MEC's wholly-owned subsidiary, The Santa Anita Companies, Inc. ("SAC"), has a $10.0 million revolving loan arrangement under its existing credit facility with a U.S. financial institution. The revolving loan arrangement matures on October 8, 2007, is guaranteed by MEC's wholly-owned subsidiary, The Los Angeles Turf Club, Incorporated ("LATC"), and is secured by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC and SAC, and a pledge of all of the outstanding capital stock of LATC and SAC. Borrowings under the revolving loan agreement bear interest at the U.S. prime rate. At June 30, 2007, SAC had no borrowings under the revolving loan agreement, such that the $10.0 million facility was unused and available.

36    MI Developments Inc.      2007

At June 30, 2007, one of MEC's European subsidiaries had a bank term loan facility of 3.9 million euros, bearing interest at the Euro Overnight Index Average rate ("EUROIA") plus 1.1% per annum, with a maturity date of July 31, 2007. A European subsidiary of MEC has provided two first mortgages on real estate properties as collateral for this term loan facility. At June 30, 2007, 3.9 million euros ($5.2 million) was outstanding under the fully drawn bank term loan facility. On July 24, 2007, the bank term loan facility was amended such that the amount available was increased to 4.0 million euros bearing interest at EUROIA plus 3.0% per annum, and the term was extended to July 31, 2008.

The $16.6 million loan arrangement with BE&K, Inc., the parent company of Suitt Construction Co. Inc., the general contractor for the Gulfstream Park redevelopment project, obtained by GPRA to assist in financing additional material and labour costs and changes in scope of work related to the reconstruction of the Gulfstream Park racing facilities, originally had a maturity date of April 14, 2007. However, the maturity date of the loan was extended to May 18, 2007, at which time all principal and interest was repaid in full.

On May 11, 2007, AmTote completed a refinancing of its existing credit facilities with a new lender. The refinancing included (i) a $3.0 million revolving credit facility to finance working capital requirements (the "AmTote Credit Facility"), (ii) a $4.2 million term loan for the repayment of AmTote's debt outstanding under its existing term loan facilities, and (iii) a $10.0 million term loan to finance up to 80% of eligible capital costs related to tote service contracts. The AmTote Credit Facility matures on May 11, 2008 and borrowings under the AmTote Credit Facility are available by way of U.S. dollar loans and letters of credit, bearing interest at LIBOR plus 2.5%. The $4.2 million term loan matures on May 11, 2011 and the $10.0 million term loan matures on May 11, 2012, with both facilities bearing interest at LIBOR plus 2.8%. The AmTote Credit Facility and the two term loan facilities are collateralized by a first charge on AmTote's assets and a pledge of stock of AmTote. At June 30, 2007, AmTote had borrowed $0.7 million under the AmTote Credit Facility such that $2.3 million of the AmTote Credit Facility was unused and available. At June 30, 2007, $3.8 million was outstanding under the $4.2 million term loan facility and there were no borrowings under the $10.0 million term loan facility.

One of MEC's subsidiaries, SAC, is party to a secured term loan facility that matures on October 8, 2007, subject to SAC's option to extend the maturity to October 9, 2009. SAC has provided notice to the lender that it intends to extend the maturity date to October 9, 2009. Under the facility, SAC is entitled to borrow up to a maximum of $75.0 million. Borrowings under the facility bear interest at LIBOR plus 2.0% per annum. Effective November 1, 2004, MEC entered into an interest rate swap contract and fixed the rate of interest at 5.4% per annum to October 31, 2007 on a notional amount of 40% of the outstanding balance under this loan facility. Effective November 30, 2005, MEC entered into an additional interest rate swap contract and fixed the rate of interest at 7.1% per annum to October 7, 2007 on a notional amount of $10.0 million. In addition, MEC entered into an interest rate swap contract on each of March 1, 2007 and April 27, 2007, with each contract being effective on October 9, 2007 and fixing the rate of interest at 7.0% per annum and 7.1% per annum, respectively, to October 9, 2009 on a notional amount of $10.0 million per contract. The loan facility is guaranteed by LATC, MEC's wholly-owned subsidiary, and is collateralized by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC and SAC and a pledge of all of the outstanding capital stock of LATC and SAC. The loan contains cross-default provisions with the MEC Credit Facility. At June 30, 2007, $61.7 million was outstanding under this fully drawn facility.

One of MEC's subsidiaries, Pimlico Racing Association, Inc. ("Pimlico"), has a $10.0 million term loan facility that matures on December 1, 2013. The term loan facility, which bears interest at either the U.S. prime rate or LIBOR plus 2.6% per annum, is collateralized by deeds of trust on land, buildings and improvements and security interests in all other assets of the subsidiary and certain affiliates of MJC. At June 30, 2007, there were no borrowings on this facility.

One of MEC's European subsidiaries is party to a 15.0 million euro term loan facility, secured by a first and second mortgage on land in Austria owned by the European subsidiary, which bears interest at the European Interbank Offered Rate plus 2% per annum. At June 30, 2007, 15.0 million euro ($20.3 million) was outstanding under this fully drawn facility, which matures on December 31, 2007.

MI Developments Inc.      2007    37

On November 27, 2002, contemporaneous with MEC's acquisition of MJC, MEC granted the remaining minority interest shareholders of MJC the option to sell such interest to MEC at any time during the first five years after closing of the acquisition. A cash payment of $18.3 million plus interest will be required on exercise of the option. At June 30, 2007, this obligation is secured by letters of credit under the MEC Credit Facility and has been included in MEC's "long-term debt due within one year" on the Company's unaudited interim consolidated balance sheets.

At June 30, 2007, MEC had cash and cash equivalents of $55.4 million, bank indebtedness of $0.7 million and shareholders' equity and minority interest totalling $440.0 million. At June 30, 2007, MEC remained in compliance with all of its debt agreements and related covenants.

The results of operations and the financial position of MEC have been included in the unaudited interim consolidated financial statements on a going concern basis, which contemplates the realization of MEC's assets and the discharge of MEC's liabilities in the normal course of business for the foreseeable future. MEC has incurred net losses before minority interest recovery of $65.4 million, $107.4 million and $97.5 million for the years ended December 31, 2006, 2005 and 2004, respectively, and has a working capital deficiency of $35.9 million at June 30, 2007. Accordingly, MEC's ability to continue as a going concern is in substantial doubt and is dependent on MEC's ability to generate cash flows that are adequate to sustain the operations of the business, renew or extend current financing arrangements and meet its obligations with respect to secured and unsecured creditors, none of which is assured.

Since July 2005, as part of MEC's strategic plan and under its previously announced recapitalization plan, MEC has completed sales of non-strategic assets that have generated aggregate consideration of approximately $460.0 million. These proceeds have been largely used to repay debt and for general corporate purposes. MEC is continuing to pursue other funding sources, which may include further asset sales, partnerships, and raising capital through equity offerings, any of which may involve the Company. The success of these efforts is not determinable at this time (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"). The unaudited interim consolidated financial statements do not give effect to any adjustments which would be necessary should MEC be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim consolidated financial statements.

In order for MEC to fund operations and implement its strategic plan, including capitalizing on future growth opportunities, MEC will be required to seek additional financing and funds from one or more possible sources, which may include the Company, through means such as asset sales, project financings for racing and/or alternative gaming developments, investments by partners in certain of MEC's racetracks and other business operations and debt or equity offerings through public or private sources. If additional financing or other sources of funds are not available to MEC as needed, or are not available on terms that are acceptable to MEC, MEC's ability to continue as a going concern, add alternative gaming to its racetracks where and when permitted, and improve and expand its operations as planned may be adversely affected.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements is detailed in the annual financial statements and MD&A for the year ended December 31, 2006. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business.

For further details of the Company's commitments. contractual obligations and contingencies, refer to notes 6, 14, 15 and 16 to the unaudited interim consolidated financial statements. There were no material changes in the Company's off-balance sheet arrangements during the six months ended June 30, 2007.

38    MI Developments Inc.      2007

RELATED PARTY TRANSACTIONS

Information about the Company's ongoing related party transactions is detailed in the annual financial statements for the year ended December 31, 2006. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business.

For further details of the Company's transactions with related parties, refer to the section entitled "REAL ESTATE BUSINESS — Loans Receivable from MEC" and note 14 to the unaudited interim consolidated financial statements.

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 47,821,364 Class A Subordinate Voting Shares and 547,413 Class B Shares outstanding. For further details, refer to note 7 to the unaudited interim consolidated financial statements.

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the Toronto Stock Exchange ("TSX") on September 29, 2006, the Company may, from October 4, 2006 to October 3, 2007, purchase for cancellation up to a total of 3,257,895 Class A Subordinate Voting Shares, being 10% of the Public Float, as such term is defined by the TSX. The price that MID will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition.

Depending upon future price movements and other factors, MID believes that its Class A Subordinate Voting Shares may from time to time represent an attractive investment alternative for MID and a desirable use of any available funds. To date, the Company has not purchased any Class A Subordinate Voting Shares under its normal course issuer bid programs.

DIVIDENDS

In March 2007 and May 2007, the Company declared a quarterly dividend with respect to the three-month periods ended December 31, 2006 and March 31, 2007, respectively. The quarterly dividends of $0.15 per Class A Subordinate Voting Share and Class B Share were paid on or about April 15, 2007 and June 15, 2007 to shareholders of record at the close of business on March 30, 2007 and May 31, 2007, respectively. In respect of the three-month period ended June 30, 2007, the Board of Directors of the Company has declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share, which will be paid on or about September 15, 2007 to shareholders of record at the close of business on August 31, 2007.

MID MANAGEMENT

On July 3, 2007, the Company's Board of Directors appointed Mr. Richard Smith to serve as Executive Vice-President and Chief Financial Officer. Mr. Smith replaces Robert Kunihiro, who resigned from his position on July 3, 2007.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Information on new accounting pronouncements and developments is detailed in the annual financial statements and MD&A for the year ended December 31, 2006. On a quarterly basis, the Company updates that disclosure for any material changes.

The Canadian Institute of Chartered Accountants issued three new standards in January 2005 (which have since been further amended) in Handbook Sections 1530, "Comprehensive Income", 3855, "Financial Instruments — Recognition and Measurement", and 3865, "Hedges". These standards provide guidance for the recognition, classification and measurement of financial instruments in financial statements. These new standards are required to be adopted on a prospective basis for annual and interim periods in the first fiscal year beginning on or after October 1, 2006 and were adopted by the Company effective January 1, 2007. For further details of the impact of the Company's adoption of these new pronouncements, refer to note 2 to the unaudited interim consolidated financial statements.

MI Developments Inc.      2007    39

SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands, except per share information)

	Q3'05	Q4'05	Q1'06	Q2'06	Q3'06	Q4'06	Q1'07	Q2'07
Revenue:
Real Estate Business	$38,151	$40,282	$43,739	$46,578	$47,874	$46,591	$44,758	$46,082
MEC(1),(2)	81,275	126,297	279,890	183,225	114,933	132,875	284,189	203,688
Eliminations(3)	(1,992)	(3,809)	(6,396)	(7,528)	(8,292)	(7,033)	(4,862)	(5,082)

	$117,434	$162,770	$317,233	$222,275	$154,515	172,433	$324,085	$244,688

Income (loss) from continuing operations:
Real Estate Business(4)	$18,722	$19,003	$22,172	$29,167	$23,868	$23,303	$23,671	$21,492
MEC(2),(5),(6)	(25,499)	(21,778)	2,918	(16,239)	(28,158)	(7,598)	33,604	3,663
Eliminations(3)	(1,934)	(1,455)	(508)	153	(748)	598	(33,992)	(17,600)

	$(8,711)	$(4,230)	$24,582	$13,081	$(5,038)	16,303	$23,283	$7,555

Net income (loss):
Real Estate Business(4)	$18,722	$19,003	$22,172	$29,167	$23,868	$23,303	$23,671	$21,492
MEC(2),(5),(6),(7)	(20,502)	(23,687)	2,838	(15,658)	(29,930)	4,615	33,604	3,663
Eliminations(3)	(1,934)	(1,455)	(508)	153	(748)	598	(33,992)	(17,600)

	$(3,714)	$(6,139)	$24,502	$13,662	$(6,810)	28,516	$23,283	$7,555

Basic and diluted earnings (loss) per share from continuing operations	$(0.18)	$(0.09)	$0.51	$0.27	$(0.11)	$0.34	$0.48	$0.16

Basic and diluted earnings (loss) per share	$(0.08)	$(0.13)	$0.51	$0.28	$(0.14)	$0.59	$0.48	$0.16

(1)
Excludes MEC's discontinued operations.

(2)
Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. This seasonality has resulted in large quarterly fluctuations in revenue and operating results. Refer to the section entitled "MAGNA ENTERTAINMENT CORP. — Seasonality" for further details. For other factors affecting the variability in MEC's quarterly and annual revenues and operating results, refer to the section entitled "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Three Months Ended June 30, 2007 — Revenues".

(3)
Transactions and balances between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions and balances between these two segments, which are further described in note 14 to the unaudited interim consolidated financial statements, are eliminated in the consolidated results of operations and financial position of the Company.

(4)
The Real Estate Business' results for 2005 include (i) costs incurred in association with the Greenlight Litigation in the amounts of $0.8 million and $1.9 million ($0.5 million and $1.2 million net of income taxes) in the third and fourth quarters, respectively, (ii) a $0.9 million gain ($0.6 million net of income taxes) on the disposal of real estate property in the fourth quarter, (iii) a $0.6 million future tax recovery in the fourth quarter resulting from a change in the tax rate in Mexico, and (iv) $0.6 million ($0.4 million net of income taxes) of costs in the fourth quarter associated with the Company's Hurricane Katrina donation. The Real Estate Business' results for 2006 include (i) a $0.7 million recovery ($0.4 million net of income taxes) in the second quarter under the Company's insurance policy of costs incurred in association with the Greenlight Litigation, (ii) a $1.9 million gain in the second quarter realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations, (iii) a $2.1 million future tax recovery in the second quarter from the reduction in the future Canadian tax rate, (iv) a $2.4 million expense ($1.7 million net of income taxes) in the third quarter in connection with the Real Estate Business' evaluation of certain transactions that, ultimately, were not undertaken, and (v) $0.3 million of depreciation ($0.2 million net of income taxes) recognized upon reclassifying a property previously held for sale as an income-producing property. The Real Estate Business' results for the second quarter of 2007 include (i) $2.0 million ($1.2 million net of income taxes) of costs associated with the Company's Hurricane Katrina donation, and (ii) a $2.1 million expense ($1.5 million net of income taxes) in connection with the Company's evaluation of certain transactions relating to its continuing assessment of its relationship with MEC, which ultimately were not undertaken.

40    MI Developments Inc.      2007

(5)
MEC's net income (loss) from continuing operations and net income (loss) for 2006 include (i) a gain of $2.9 million ($1.7 million after related income taxes and minority interest expense) on the sale to Magna of a property held for sale in the first quarter, (ii) a $115.2 million gain ($67.3 million after the related minority interest expense) in the fourth quarter on the sale of The Meadows, and (iii) the impact of non-cash write-downs of MEC's long-lived assets of $77.4 million ($45.3 million after the related minority interest recovery). MEC's net income from continuing operations and net income for 2007 include (i) a $31.1 million gain ($32.4 million including the related income tax impact) on the sale of MEC's interests and rights in two real estate properties to MID in the first quarter (such gain is eliminated from MID's consolidated results), and (ii) a $17.6 million gain on the sale of MEC's interests and rights in a real estate property to MID in the second quarter (such gain is eliminated from MID's consolidated results).

(6)
MEC's net income (loss) from continuing operations and net income (loss) are net of minority interest and dilution and other gains.

(7)
MEC's net loss for 2005 includes (i) a $9.8 million gain ($4.6 million after related income tax and minority interest expense) recognized in the third quarter on the disposition of a subsidiary, and (ii) $2.7 million ($1.4 million after related income tax and minority interest recoveries) of non-cash write-downs recorded in the fourth quarter in relation to MEC's racing licence assets used in discontinued operations. MEC's net income (loss) for 2006 includes (i) a gain of $1.5 million ($0.6 million after related income taxes and minority interest expense) included in discontinued operations in the second quarter related to the sale of a restaurant and related real estate in the United States, (ii) an impairment loss, included in discontinued operations, on the disposition of the Magna Golf Club in the third quarter of $1.2 million ($0.7 million after related minority interest recovery), and (iii) a gain of $20.9 million ($12.2 million after the related minority interest expense) included in discontinued operations on the disposition of the Fontana Golf Club in the fourth quarter.

FORWARD-LOOKING STATEMENTS

The contents of this MD&A contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2006, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2006. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

MI Developments Inc.      2007    41

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Interim Consolidated
Financial Statements and Notes
 For the period ended June 30, 2007

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated (notes 1, 14)		Real Estate Business		Magna Entertainment Corp.
Three Months Ended June 30,	2007	(restated — note 3) 2006	2007	2006	2007	(restated — note 3) 2006
Revenues
Rental revenue	$41,000	$39,050	$41,000	$39,050	$—	$—
Racing and other revenue	203,688	183,225	—	—	203,688	183,225
Interest and other income from MEC (note 14)	—	—	5,082	7,528	—	—

	244,688	222,275	46,082	46,578	203,688	183,225

Operating costs and expenses
Purses, awards and other	89,558	84,530	—	—	89,558	84,530
Operating costs	90,641	79,559	—	—	90,641	79,559
General and administrative	29,338	21,894	9,069	3,555	20,049	17,457
Depreciation and amortization	20,856	20,110	10,216	9,740	10,676	10,427
Interest expense, net	9,467	10,375	1,895	2,859	12,825	16,022

Operating income (loss)	4,828	5,807	24,902	30,424	(20,061)	(24,770)
Gain on disposal of real estate (note 14)	1,357	—	1,357	—	17,587	—
Dilution and other gains (note 9)	—	1,925	—	1,921	—	4

Income (loss) before income taxes and minority interest	6,185	7,732	26,259	32,345	(2,474)	(24,766)
Income tax expense (note 10)	8,579	6,242	4,767	3,178	3,812	3,064
Minority interest	(9,949)	(11,591)	—	—	(9,949)	(11,591)

Income (loss) from continuing operations	7,555	13,081	21,492	29,167	3,663	(16,239)
Income from discontinued operations (note 3)	—	581	—	—	—	581

Net income (loss)	$7,555	$13,662	$21,492	$29,167	$3,663	$(15,658)

Basic and diluted earnings per
Class A Subordinate Voting or
Class B Share (note 4)
— Continuing operations	$0.16	$0.27
— Discontinued operations (note 3)	—	0.01

Total	$0.16	$0.28

Basic and diluted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 4)
— Basic	48,369	48,290
— Diluted	48,419	48,343

See accompanying notes

44    MI Developments Inc.      2007

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated (notes 1, 14)		Real Estate Business		Magna Entertainment Corp.
Six Months Ended June 30,	2007	(restated — note 3) 2006	2007	2006	2007	(restated — note 3) 2006
Revenues
Rental revenue	$80,896	$76,393	$80,896	$76,393	$—	$—
Racing and other revenue	487,877	463,115	—	—	487,877	463,115
Interest and other income from MEC (note 14)	—	—	9,944	13,924	—	—

	568,773	539,508	90,840	90,317	487,877	463,115

Operating costs and expenses
Purses, awards and other	241,055	236,995	—	—	241,055	236,995
Operating costs	182,382	164,961	—	—	182,382	164,961
General and administrative	52,525	43,692	13,655	8,212	36,785	34,238
Depreciation and amortization	41,040	39,608	20,147	19,111	20,966	20,560
Interest expense, net	19,180	20,632	3,548	5,340	25,981	30,040

Operating income (loss)	32,591	33,620	53,490	57,654	(19,292)	(23,679)
Gain on disposal of real estate (note 14)	1,382	2,892	1,382	9	48,654	2,883
Dilution and other gains (note 9)	656	2,078	652	1,921	4	157

Income (loss) before income taxes and minority interest	34,629	38,590	55,524	59,584	29,366	(20,639)
Income tax expense (note 10)	12,887	10,557	10,361	8,245	1,195	2,312
Minority interest	(9,096)	(9,630)	—	—	(9,096)	(9,630)

Income (loss) from continuing operations	30,838	37,663	45,163	51,339	37,267	(13,321)
Income from discontinued operations (note 3)	—	501	—	—	—	501

Net income (loss)	$30,838	$38,164	$45,163	$51,339	$37,267	$(12,820)

Basic and diluted earnings per
Class A Subordinate Voting or
Class B Share (note 4)
— Continuing operations	$0.64	$0.78
— Discontinued operations (note 3)	—	0.01

Total	$0.64	$0.79

Average number of Class A
Subordinate Voting and Class B
Shares outstanding during the period (in thousands) (note 4)
— Basic	48,360	48,290
— Diluted	48,416	48,344

See accompanying notes

MI Developments Inc.      2007    45

Consolidated Statements of Comprehensive Income
(Refer to note 2 — Accounting Changes)
(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Net income	$7,555	$13,662	$30,838	$38,164
Other comprehensive income (loss):
Change in fair value of interest rate swaps, net of taxes and minority interest (note 9)	3	—	(56)	—
Foreign currency translation adjustment, net of minority interest (note 9)	24,485	40,006	38,848	54,061
Recognition of foreign currency translation gain in net income (note 9)	—	(1,921)	(652)	(1,921)

Comprehensive income	$32,043	$51,747	$68,978	$90,304

See accompanying notes

Consolidated Statements of Changes in Deficit
(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Deficit, beginning of period	$(53,084)	$(82,269)	$(69,112)	$(99,527)
Net income	7,555	13,662	30,838	38,164
Dividends	(7,256)	(7,243)	(14,511)	(14,487)

Deficit, end of period	$(52,785)	$(75,850)	$(52,785)	$(75,850)

See accompanying notes

46    MI Developments Inc.      2007

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Three Months Ended June 30,	2007	(restated — note 3) 2006	2007	2006	2007	(restated — note 3) 2006
OPERATING ACTIVITIES
Income (loss) from continuing operations	$7,555	$13,081	$21,492	$29,167	$3,663	$(16,239)
Items not involving current cash flows (note 12)	10,315	6,594	9,804	3,046	(16,846)	5,433
Changes in non-cash balances (note 12)	15,491	(181)	390	(5,601)	15,079	4,078

Cash provided by (used in) operating activities	33,361	19,494	31,686	26,612	1,896	(6,728)

INVESTMENT ACTIVITIES
Property and fixed asset additions	(31,607)	(41,436)	(30,350)	(17,385)	(25,139)	(24,051)
Proceeds on disposal of real estate properties and fixed assets, net	5,556	6,980	4,556	5,592	24,664	1,388
Decrease (increase) in other assets	(40)	(1,210)	60	(277)	(100)	(933)
Loan advances to MEC	—	—	(6,405)	(18,834)	—	—
Loan repayments from MEC	—	—	1,854	1,800	—	—

Cash used in investment activities	(26,091)	(35,666)	(30,285)	(29,104)	(575)	(23,596)

FINANCING ACTIVITIES
Proceeds from bank indebtedness	741	—	—	—	741	—
Repayment of bank indebtedness	(15,000)	(5,500)	—	—	(15,000)	(5,500)
Issuance of long-term debt	3,865	5,207	—	—	3,865	5,207
Repayment of long-term debt	(15,956)	(6,527)	(98)	(90)	(15,858)	(6,437)
Loan advances from MID, net	—	—	—	—	6,402	18,444
Loan repayments to MID	—	—	—	—	(1,854)	(1,800)
Dividends paid	(14,511)	(14,487)	(14,511)	(14,487)	—	—

Cash provided by (used in) financing activities	(40,861)	(21,307)	(14,609)	(14,577)	(21,704)	9,914

Effect of exchange rate changes on cash and cash equivalents	2,176	1,906	2,163	2,051	13	(145)

Net cash flows used in continuing operations	(31,415)	(35,573)	(11,045)	(15,018)	(20,370)	(20,555)

DISCONTINUED OPERATIONS
Cash provided by operating activities	—	319	—	—	—	319
Cash provided by investing activities	—	1,524	—	—	—	1,524
Cash used in financing activities	—	(1)	—	—	—	(1)

Net cash flows provided by discontinued operations (note 3)	—	1,842	—	—	—	1,842

Net decrease in cash and cash equivalents during the period	(31,415)	(33,731)	(11,045)	(15,018)	(20,370)	(18,713)
Cash and cash equivalents, beginning of period	234,822	137,945	159,028	81,748	75,794	56,197

Cash and cash equivalents, end of period	$203,407	$104,214	$147,983	$66,730	$55,424	$37,484

See accompanying notes

MI Developments Inc.      2007    47

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Six Months Ended June 30,	2007	(restated — note 3) 2006	2007	2006	2007	(restated — note 3) 2006
OPERATING ACTIVITIES
Income (loss) from continuing operations	$30,838	$37,663	$45,163	$51,339	$37,267	$(13,321)
Items not involving current cash flows (note 12)	32,274	28,076	20,755	11,166	(38,103)	19,329
Changes in non-cash balances (note 12)	(7,344)	(27,122)	8,087	(7,784)	(15,260)	(20,565)

Cash provided by (used in) operating activities	55,768	38,617	74,005	54,721	(16,096)	(14,557)

INVESTMENT ACTIVITIES
Property and fixed asset additions	(48,906)	(83,117)	(98,874)	(26,305)	(39,433)	(56,812)
Proceeds on disposal of real estate properties and fixed assets, net	8,330	14,225	5,394	5,822	90,550	8,403
Decrease (increase) in other assets	(1,035)	(1,804)	58	(957)	(1,093)	(847)
Loan advances to MEC	—	—	(16,683)	(62,124)	—	—
Loan repayments from MEC	—	—	2,360	1,800	—	—

Cash provided by (used) in investment activities	(41,611)	(70,696)	(107,745)	(81,764)	50,024	(49,256)

FINANCING ACTIVITIES
Proceeds from bank indebtedness	15,741	—	—	—	15,741	—
Repayment of bank indebtedness	(21,515)	(5,500)	—	—	(21,515)	(5,500)
Issuance of long-term debt	4,140	5,207	—	—	4,140	5,207
Repayment of long-term debt	(49,331)	(10,173)	(189)	(176)	(49,142)	(9,997)
Loan advances from MID, net	—	—	—	—	16,329	60,577
Loan repayments to MID	—	—	—	—	(2,360)	(1,800)
Issuance of shares	1,058	—	1,058	—	—	—
Dividends paid	(14,511)	(14,487)	(14,511)	(14,487)	—	—

Cash provided by (used in) financing activities	(64,418)	(24,953)	(13,642)	(14,663)	(36,807)	48,487

Effect of exchange rate changes on cash and cash equivalents	3,413	2,757	3,499	2,954	(86)	(197)

Net cash flows used in continuing operations	(46,848)	(54,275)	(43,883)	(38,752)	(2,965)	(15,523)

DISCONTINUED OPERATIONS
Cash provided by operating activities	—	5,378	—	—	—	5,378
Cash provided by investing activities	—	1,379	—	—	—	1,379
Cash used in financing activities	—	(5,728)	—	—	—	(5,728)

Net cash flows provided by discontinued operations (note 3)	—	1,029	—	—	—	1,029

Net decrease in cash and cash equivalents during the period	(46,848)	(53,246)	(43,883)	(38,752)	(2,965)	(14,494)
Cash and cash equivalents, beginning of period	250,255	157,460	191,866	105,482	58,389	51,978

Cash and cash equivalents, end of period	$203,407	$104,214	$147,983	$66,730	$55,424	$37,484

See accompanying notes

48    MI Developments Inc.      2007

Consolidated Balance Sheets
(Refer to note 1 — Basis of Presentation)
(U.S. dollars in thousands)
(Unaudited)

	Consolidated (notes 1, 14)		Real Estate Business		Magna Entertainment Corp.
As at	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$203,407	$250,255	$147,983	$191,866	$55,424	$58,389
Restricted cash (note 14)	27,314	40,708	5,553	6,514	21,761	34,194
Accounts receivable	46,746	43,740	7,213	7,749	39,533	35,991
Loan receivable from MEC (note 14)	—	—	3,609	3,108	—	—
Due from MID (note 14)	—	—	—	—	5,556	6,648
Income taxes receivable	13	1,934	13	1,354	—	580
Prepaid expenses and other	20,937	16,044	1,120	966	19,826	15,304

	298,417	352,681	165,491	211,557	142,100	151,106
Real estate properties, net (note 5)	2,252,423	2,188,774	1,481,397	1,348,621	826,529	845,191
Fixed assets, net	89,176	93,406	528	554	88,648	92,852
Racing licences	109,868	109,868	—	—	109,868	109,868
Other assets	7,393	11,711	887	3,061	6,506	14,276
Loans receivable from MEC (note 14)	—	—	197,056	182,876	—	—
Deferred rent receivable	14,321	13,818	14,321	13,818	—	—
Future tax assets	49,827	52,038	6,100	7,277	43,727	44,761

	$2,821,425	$2,822,296	$1,865,780	$1,767,764	$1,217,378	$1,258,054

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 6)	$741	$6,515	$—	$—	$741	$6,515
Accounts payable and accrued liabilities	135,911	157,274	20,121	13,317	115,790	143,957
Income taxes payable	11,871	7,083	11,180	7,083	691	—
Loan payable to MID (note 14)	—	—	—	—	3,609	3,108
Due to MEC (note 14)	—	—	5,556	6,648	—	—
Long-term debt due within one year	51,432	86,155	431	378	51,001	85,777
Deferred revenue	8,546	8,311	2,796	2,451	6,157	6,098

	208,501	265,338	40,084	29,877	177,989	245,455
Long-term debt (note 6)	90,434	99,850	6,347	5,991	84,087	93,859
Senior unsecured debentures, net	246,047	226,596	246,047	226,596	—	—
Note obligations, net	214,143	215,830	—	—	214,143	215,830
Loans payable to MID, net	—	—	—	—	191,247	182,876
Other long-term liabilities	16,717	15,787	—	—	16,717	15,787
Future tax liabilities	143,561	141,491	49,104	46,090	93,126	95,401
Minority interest	172,795	180,108	—	—	172,795	180,108

	1,092,198	1,145,000	341,582	308,554	950,104	1,029,316

Shareholders' equity:
Share capital (note 7)	1,578,645	1,577,342
Contributed surplus (note 8)	2,674	2,667
Deficit	(52,785)	(69,112)
Accumulated comprehensive income (note 9)	200,693	166,399

	1,729,227	1,677,296	1,524,198	1,459,210	267,274	228,738

	$2,821,425	$2,822,296	$1,865,780	$1,767,764	$1,217,378	$1,258,054

Commitments and contingencies (note 15)
See accompanying notes

MI Developments Inc.      2007    49

Notes to Interim Consolidated Financial Statements
(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at June 30, 2007 and 2006 and for the three-month and six-month periods ended June 30, 2007 and 2006 are unaudited)

1.     BASIS OF PRESENTATION

The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively, "MID" or the "Company"). MID is a real estate operating company that currently owns, leases, manages and develops a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units ("Magna"). The Company also holds an investment in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track and account wagering markets. The Company owns approximately 58% of MEC's total equity, representing approximately 96% of the total voting power of its outstanding stock. MEC's results are consolidated with the Company's results, with outside ownership accounted for as a minority interest.

(a)   Magna Entertainment Corp.

  The results of operations and the financial position of MEC have been included in these unaudited interim consolidated financial statements on a going concern basis, which contemplates the realization of MEC's assets and the discharge of MEC's liabilities in the normal course of business for the foreseeable future. MEC has incurred net losses before minority interest recovery of $65.4 million, $107.4 million and $97.5 million for the years ended December 31, 2006, 2005 and 2004, respectively, and has a working capital deficiency of $35.9 million at June 30, 2007. Accordingly, MEC's ability to continue as a going concern is in substantial doubt and is dependent on MEC generating cash flows that are adequate to sustain the operations of the business, renew or extend current financing arrangements and meet its obligations with respect to secured and unsecured creditors, none of which is assured. During the six months ended June 30, 2007, MEC sold all of its interests and rights in four real estate properties to MID for aggregate proceeds of approximately $89.1 million (note 14). MEC is continuing to pursue other funding sources, which may include further asset sales, partnerships and raising capital through equity offerings, any of which may involve MID. The success of these efforts is not determinable at this time (see note 16(b)). These unaudited interim consolidated financial statements do not give effect to any adjustments which would be necessary should MEC be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying unaudited interim consolidated financial statements.

  The uncertainty regarding MEC's ability to continue as a going concern does not impact the realization of the Company's assets and discharge of its liabilities in the normal course of business.

  MEC's racing business is seasonal in nature and racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. MEC's racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in MEC's revenues and operating results.

(b)   Consolidated Financial Statements

  The unaudited interim consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles and the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2006.

50    MI Developments Inc.      2007

  The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2006, except as disclosed in note 2.

  In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments necessary to present fairly the financial position at June 30, 2007 and 2006, and the results of operations and cash flows for the three-month and six-month periods ended June 30, 2007 and 2006.

  Financial data and related measurements are presented on the unaudited interim consolidated statements of income (loss), unaudited interim consolidated statements of cash flows, and unaudited interim consolidated balance sheets in two categories, "Real Estate Business" and "Magna Entertainment Corp.", which correspond to the Company's reporting segments as described in note 13 to the unaudited interim consolidated financial statements. Transactions and balances between the "Real Estate Business" and "Magna Entertainment Corp." have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 14, are eliminated in the consolidated results of operations and financial position of the Company.

  The Company has reclassified certain prior period amounts to reflect the restatement for MEC's discontinued operations (note 3(b)).

2.     ACCOUNTING CHANGES

The Canadian Institute of Chartered Accountants issued three new standards in January 2005 (which have since been further amended) in Handbook Sections 1530, "Comprehensive Income", 3855, "Financial Instruments — Recognition and Measurement", and 3865, "Hedges". These standards provide guidance for the recognition, classification and measurement of financial instruments in financial statements as follows:

•
All financial instruments, including derivatives, are to be included on a company's balance sheet and measured, either at their fair values or, under certain circumstances, at cost or amortized cost. The standards also specify when unrealized gains and losses as a result of changes in fair values are to be recognized in the consolidated statement of income (loss).

•
Existing requirements for hedge accounting are extended to comprehensively specify how hedge accounting should be performed.

•
Certain unrealized gains and losses arising from changes in fair value of financial instruments will be temporarily recorded outside the consolidated statement of income (loss) in "other comprehensive income".

These new standards are required to be adopted on a prospective basis for annual and interim periods in the first fiscal year beginning on or after October 1, 2006. In accordance with the prescribed transitional provisions, the Company adopted these standards effective January 1, 2007 without restatement of prior periods, except to classify the "currency translation adjustment" component of shareholders' equity as a component of "accumulated comprehensive income".

Under the new standards, all of the Company's consolidated financial assets must be classified as "held for trading", "held to maturity", "loans and receivables" or "available-for-sale" and all of the Company's consolidated financial liabilities must be classified as "held for trading" or "other financial liabilities". All of the Company's consolidated financial instruments are initially measured at fair value with subsequent measurement depending on the classification of each financial instrument.

"Held for trading" financial assets, which include "cash and cash equivalents" and "restricted cash", are measured at fair value and all gains and losses are included in net income in the period in which they arise. "Loans and receivables", which include "accounts receivable" and certain "other assets" are recorded at amortized cost. The Company does not currently have any consolidated financial assets classified as "held to maturity" or "available for sale".

MI Developments Inc.      2007    51

"Other financial liabilities", which include "bank indebtedness, "accounts payable and accrued liabilities", "dividends payable", current and non-current portions of "long-term debt", "senior unsecured debentures, net", and "note obligations, net" are recorded at amortized cost. The Company does not currently have any consolidated financial liabilities classified as "held for trading".

These standards had the following impact on the Company's unaudited interim consolidated financial statements upon adoption:

As at January 1, 2007	Increase (Decrease)
Assets
Real Estate Business — other assets — deferred financing costs (i)	$(2,216)
MEC — other assets — deferred financing costs (i)	(9,191)
MEC — other assets — interest rate swaps (iii)	439
Eliminations — other assets	5,626

Consolidated assets	$(5,342)

Liabilities
Real Estate Business — senior unsecured debentures (i)	$(2,216)
MEC — long-term debt due within one year (i)	(23)
MEC — note obligations (i)	(3,542)
MEC — loans payable to MID (i)	(5,626)
MEC — future tax liabilities (iii)	176
MEC — minority interest (iii)	109
Eliminations — loans payable to MID	5,626

Consolidated liabilities	(5,496)

Shareholders' equity
MEC — accumulated comprehensive income (ii), (iii)	154

Consolidated shareholders' equity	154

Consolidated liabilities and shareholders' equity	$(5,342)

(i)
Deferred Financing Costs

As permitted by the new standards, the Company's policy for the treatment of financing costs related to the issuance of debt is to present debt instruments on the consolidated balance sheet net of the related financing costs with the net balance accreting to the face value of the debt over its term. Prior to January 1, 2007, the Company included deferred financing costs on the consolidated balance sheet in "other assets".

(ii)
Other Comprehensive Income and Accumulated Comprehensive Income

The new standards require the presentation of a new statement of comprehensive income, which is comprised of net income, the net unrealized foreign exchange gain or loss for the period related to the Company's net investment in foreign operations and changes in unrealized gains or losses related to cash flow hedges. Similarly, these changes are required to be accumulated on the consolidated balance sheet in a separate component of shareholders' equity, "accumulated comprehensive income".

(iii)
Hedging Derivative Financial Instruments

The new standards require all hedging derivative financial instruments to be recognized on the consolidated balance sheet at fair value.

The types of hedging relationships that qualify for hedge accounting have been specified under the new standards but do not have an impact on the Company's policies or criteria for the use of financial

52    MI Developments Inc.      2007

  instruments and hedge accounting. A description of the Company's policies for the use of derivative financial instruments is included in notes 1 and 20 to the Company's consolidated financial statements for the year ended December 31, 2006. The new standards did not impact the accounting for the Company's use of derivative financial instruments at January 1, 2007 except as discussed below for interest rate swaps.

  Interest Rate Swaps

  MEC occasionally utilizes interest rate swap contracts as hedging instruments to hedge exposure to interest rate fluctuations on its variable rate debt. These swap contracts are accounted for using hedge accounting with the fair value of the hedging instrument being recognized on the Company's consolidated balance sheet. To the extent that changes in the fair value of the hedging instrument offsets changes in the fair value of the hedged item, they are recorded in "other comprehensive income". Any portion of the change in fair value of the hedging instrument that does not offset changes in the fair value of the hedged item (the ineffectiveness of the hedge) is recorded directly in the consolidated statement of income (loss).

  For hedges that are discontinued before the end of the original hedge term, the unrealized gain or loss in other comprehensive income is amortized in the consolidated statement of income (loss) over the remaining term of the original hedge. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized in the consolidated statement of income (loss).

  On January 1, 2007, MEC's interest rate swaps were measured and recognized as an asset with a fair value of $439 thousand with a related future tax liability of $176 thousand and minority interest liability of $109 thousand, resulting in a net amount of $154 thousand being recorded in opening accumulated comprehensive income. This amount is expected to be reclassified to the consolidated statement of income over the year ended December 31, 2007.

3.     BUSINESS DISPOSALS

(a)   Divestiture of The Meadows

  On November 14, 2006, MEC completed the sale of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc., each an MEC wholly-owned subsidiary through which MEC owned and operated The Meadows, MEC's standardbred racetrack in Pennsylvania, to PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc., and a fund managed by Oaktree Capital Management, LLC (together, "Millennium-Oaktree"). On closing, MEC received cash consideration of $171.8 million, net of transaction costs of $3.2 million, and a $25.0 million holdback note payable to MEC over a five-year period, subject to offset for certain indemnification obligations (the "Meadows Holdback Note"). Under the terms of the Meadows Holdback Note, MEC agreed to release the security requirement for the holdback amount, defer subordinate payments under the Meadows Holdback Note, defer receipt of holdback payments until the opening of the permanent casino at The Meadows and defer receipt of holdback payments to the extent of available cash flows (as defined in the terms of the Meadows Holdback Note), in exchange for Millennium-Oaktree providing an additional $25.0 million of equity support for PA Meadows, LLC. The parties also entered into a racing services agreement whereby MEC pays $50 thousand per annum and continues to operate, for its own account, the racing operations at The Meadows for at least five years.

  MEC recognized a $115.2 million gain on this sale transaction in the fourth quarter of 2006. Based on the indemnification obligations and other terms pertaining to the Meadows Holdback Note, the Meadows Holdback Note will be recognized in the consolidated financial statements upon the settlement of the indemnification obligations and as payments are received.

  MEC was required to use the proceeds from the sale of The Meadows to fully repay the bridge loan between a subsidiary of MID (the "MID Lender") and MEC (the "MEC Bridge Loan" — note 14), to permanently pay down $39.0 million of the principal amount outstanding under MEC's senior secured credit facility (the "MEC Credit Facility" — note 6), to repay $2.0 million of the BE&K Loan (as defined in note 14) and to place $15.0 million into escrow with the MID Lender (note 14).

MI Developments Inc.      2007    53

(b)   Discontinued Operations

  (i)
  On November 1, 2006, a wholly-owned subsidiary of MEC completed the sale of the Fontana Golf Club located in Oberwaltersdorf, Austria to a subsidiary of Magna, a related party, for a sale value of 30.0 million euros ($38.3 million), which included cash consideration of 13.2 million euros ($16.9 million), net of transaction costs, and 16.8 million euros ($21.4 million) of debt assumed by Magna. MEC recognized a gain on disposition of $20.9 million at the date of disposition.

  (ii)
  On August 25, 2006, a wholly-owned subsidiary of MEC completed the sale of the Magna Golf Club located in Aurora, Ontario to Magna, a related party, for cash consideration of Cdn. $51.8 million ($46.4 million), net of transaction costs. MEC recognized an impairment loss of $1.2 million at the date of disposition equal to the excess of MEC's carrying value of the assets disposed over their fair values at the date of disposition. Of the sale proceeds, Cdn. $32.6 million ($29.3 million) was used to pay all amounts owing under certain loan agreements with Bank Austria Creditanstalt AG related to the Magna Golf Club.

  (iii)
  On May 26, 2006, MEC completed the sale of a restaurant and related real estate in the United States and received cash consideration of $2.0 million, net of transaction costs, and recognized a gain at the date of disposition of $1.5 million. MEC was required to use the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility (note 6).

  MEC's results of operations related to discontinued operations for the three and six months ended June 30, 2006 are shown in the following table:

	Three Months Ended June 30, 2006	Six Months Ended June 30, 2006
Revenues	$5,584	$9,528
Costs and expenses	4,149	6,825

	1,435	2,703
Depreciation and amortization	740	1,441
Interest expense, net	684	1,341

Income (loss) before undernoted items	11	(79)
Gain on disposition	1,495	1,495

Income before income taxes and minority interest	1,506	1,416
Income tax expense	513	559
Minority interest	412	356

Income from discontinued operations	$581	$501

  MEC did not have any assets or liabilities related to discontinued operations at June 30, 2007 or December 31, 2006.

54    MI Developments Inc.      2007

4.     EARNINGS PER SHARE

Diluted earnings per share for the three-month and six-month periods ended June 30, 2007 and 2006 are computed as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Income from continuing operations	$7,555	$13,081	$30,838	$37,663
Income from discontinued operations	—	581	—	501

Net income	$7,555	$13,662	$30,838	$38,164

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (thousands)	48,369	48,290	48,360	48,290
Stock options (thousands)	50	53	56	54

	48,419	48,343	48,416	48,344

Diluted earnings per Class A Subordinate Voting or Class B Share — from continuing operations	$0.16	$0.27	$0.64	$0.78
— from discontinued operations	—	0.01	—	0.01

	$0.16	$0.28	$0.64	$0.79

The computation of diluted earnings per share for the three and six months ended June 30, 2006 excludes the effect of the potential exercise of 20,000 and 16,593 options, respectively, to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.

MI Developments Inc.      2007    55

5.     REAL ESTATE PROPERTIES

As at	June 30, 2007	December 31, 2006
Real Estate Business
Income-producing properties under operating leases
Land	$210,730	$206,990
Buildings, parking lots and roadways — cost	1,340,718	1,298,073
Buildings, parking lots and roadways — accumulated depreciation	(303,494)	(274,931)

	1,247,954	1,230,132

Development properties
Land and improvements	218,572	115,910
Properties under development	12,742	648

	231,314	116,558

Properties held for sale	2,129	1,931

	1,481,397	1,348,621

MEC
Revenue-producing racetrack properties
Land and improvements	197,632	208,355
Buildings — cost	632,559	631,495
Buildings — accumulated depreciation	(188,043)	(177,538)
Construction in progress	43,844	19,024

	685,992	681,336

Under-utilized racetrack properties	92,314	96,951

Development properties
Land and improvements	25,312	45,737
Properties under development	13,435	11,308

	38,747	57,045

Revenue-producing non-racetrack properties
Land and improvements	6,468	6,521
Buildings — cost	3,088	3,410
Buildings — accumulated depreciation	(80)	(72)

	9,476	9,859

	826,529	845,191

Eliminations (note 14)	(55,503)	(5,038)

Consolidated	$2,252,423	$2,188,774

56    MI Developments Inc.      2007

6.     BANK INDEBTEDNESS AND LONG TERM DEBT

(a)
On March 29, 2007, MEC amended the MEC Credit Facility of $40.0 million to extend the maturity date from March 30, 2007 to June 29, 2007 and to modify a financial performance maintenance covenant relating to earnings before interest, income taxes, depreciation and amortization. On June 29, 2007, the maturity date was extended to October 1, 2007. Borrowings under the MEC Credit Facility are available by way of U.S. dollar loans and letters of credit and loans under the MEC Credit Facility bear interest at the U.S. base rate plus 5% or the London Interbank Offered Rate ("LIBOR") plus 6%. Borrowings under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries. At June 30, 2007 and December 31, 2006, MEC had no borrowings under the MEC Credit Facility but had issued letters of credit totalling $24.7 million, such that $15.3 million was unused and available.

(b)
MEC's wholly-owned subsidiary, The Santa Anita Companies, Inc. ("SAC"), which owns and operates Santa Anita Park, has a $10.0 million revolving loan arrangement under its existing credit facility. The revolving loan arrangement matures on October 8, 2007, is guaranteed by MEC's wholly-owned subsidiary, The Los Angeles Turf Club, Incorporated ("LATC"), and is secured by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC and SAC, and a pledge of all of the outstanding capital stock of LATC and SAC. At June 30, 2007, there were no borrowings under the revolving loan agreement (December 31, 2006 — $6.5 million). Borrowings under the revolving loan agreement bear interest at the U.S. prime rate. The weighted average interest rate on the borrowings outstanding under the revolving loan agreement at December 31, 2006 was 8.3%.

(c)
On May 11, 2007, AmTote International, Inc. ("AmTote"), MEC's wholly-owned subsidiary, completed a refinancing of its existing credit facilities with a new lender. The refinancing included (i) a $3.0 million revolving credit facility to finance working capital requirements (the "AmTote Credit Facility"), (ii) a $4.2 million term loan for the repayment of AmTote's debt outstanding under its existing term loan facilities, and (iii) a $10.0 million term loan to finance up to 80% of eligible capital costs related to tote service contracts. The AmTote Credit Facility matures on May 11, 2008 and borrowings under the AmTote Credit Facility are available by way of U.S. dollar loans and letters of credit, bearing interest at LIBOR plus 2.5%. The $4.2 million term loan matures on May 11, 2011 and the $10.0 million term loan matures on May 11, 2012, with both facilities bearing interest at LIBOR plus 2.8%. The AmTote Credit Facility and the two term loan facilities are collateralized by a first charge on AmTote's assets and a pledge of stock of AmTote. At June 30, 2007, AmTote had borrowed $0.7 million under the AmTote Credit Facility, which is included in MEC's bank indebtedness on the Company's unaudited interim consolidated balance sheet, such that $2.3 million of the AmTote Credit Facility was unused and available. At June 30, 2007, $3.8 million was outstanding under the $4.2 million term loan facility, which is included in MEC's long-term debt on the Company's unaudited interim consolidated balance sheet, and there were no borrowings under the $10.0 million term loan facility. At June 30, 2007, the weighted average interest rates on the borrowings under the AmTote Credit Facility and the term loan were 7.8% and 8.1%, respectively.

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7.     SHARE CAPITAL

Changes in the Company's Class A Subordinate Voting Shares and Class B Shares are shown in the following table:

	Class A Subordinate Voting Shares		Class B Shares		Total
	Number	Stated Value	Number	Stated Value	Number	Stated Value
Shares issued and outstanding, December 31, 2005, March 31, 2006 and June 30, 2006	47,742,083	$1,558,016	548,238	$17,893	48,290,321	$1,575,909
Issued on exercise of stock options	30,000	1,043	—	—	30,000	1,043

Shares issued and outstanding, September 30, 2006	47,772,083	1,559,059	548,238	17,893	48,320,321	1,576,952
Issued on exercise of stock options	10,000	390	—	—	10,000	390
Shareholder conversion of Class B shares to Class A Subordinate Voting Shares	825	27	(825)	(27)	—	—

Shares issued and outstanding, December 31, 2006	47,782,908	1,559,476	547,413	17,866	48,330,321	1,577,342
Issued on exercise of stock options	38,456	1,303	—	—	38,456	1,303

Shares issued and outstanding, March 31, 2007 and June 30, 2007	47,821,364	$1,560,779	547,413	$17,866	48,368,777	$1,578,645

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the Toronto Stock Exchange ("TSX") on September 29, 2006, the Company may, from October 4, 2006 to October 3, 2007, purchase for cancellation up to a total of 3,257,895 Class A Subordinate Voting Shares, being 10% of the Public Float, as such term is defined by the TSX. The price that MID will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition. To date, the Company has not purchased any Class A Subordinate Voting Shares under its normal course issuer bid program.

8.     CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Contributed surplus, beginning of period	$2,547	$2,249	$2,667	$2,112
Stock-based compensation	127	93	252	230
Transfer to share capital on exercise of stock options	—	—	(245)	—

Contributed surplus, end of period	$2,674	$2,342	$2,674	$2,342

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9.     ACCUMULATED COMPREHENSIVE INCOME

Changes in the Company's accumulated comprehensive income are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Accumulated comprehensive income, beginning of period	$176,205	$121,015	$166,399	$106,960
Adjustment for change in accounting policy related to the fair value of interest rate swaps (note 2)	—	—	154	—
Change in fair value of interest rate swaps, net of taxes and minority interest	3	—	(56)	—
Foreign currency translation adjustment, net of minority interest (i)	24,485	40,006	34,848	54,061
Recognition of foreign currency translation gain in net income (ii)	—	(1,921)	(652)	(1,921)

Accumulated comprehensive income, end of period (iii)	$200,693	$159,100	$200,693	$159,100

(i)
During the three and six months ended June 30, 2007 and 2006, the Company recorded unrealized foreign currency translation gains related to its net investments in currencies other than the U.S. dollar, primarily due to the strengthening of the euro and the Canadian dollar against the U.S. dollar.

(ii)
Included in the Real Estate Business' "dilution and other gains" for the six months ended June 30, 2007 is a $0.7 million currency translation gain (three and six months ended June 30, 2006 — $1.9 million) realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations.

(iii)
Accumulated comprehensive income consists of:

As at	June 30, 2007	December 31, 2006
Foreign currency translation adjustment, net of minority interest	$200,595	$166,399
Fair value of interest rate swaps, net of taxes and minority interest	98	—

	$200,693	$166,399

10.  INCOME TAXES

The Real Estate Business' income tax expense for the three and six months ended June 30, 2006 includes a future tax recovery of $2.1 million realized from the reduction in the future Canadian tax rate, enacted in June 2006, from 36.1% to 33.0%.

11.  STOCK-BASED COMPENSATION

(a)
On August 29, 2003, MID's Board of Directors approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. At June 30, 2007, a maximum of 2.61 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

  MID has granted stock options to certain directors and officers to purchase MID's Class A Subordinate Voting Shares. Such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

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  Activity in the MID Plan was as follows:

	2007		2006
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	465,000	36.08	390,000	33.49
Granted	—	—	20,000	39.12
Exercised	(38,456)	32.19	—	—

Stock options outstanding, March 31 and June 30	426,544	36.43	410,000	33.77

Stock options exercisable, June 30	216,544	34.92	204,000	33.39

  The Company estimates the fair value of stock options granted at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide the only measure of the fair value of the Company's stock options. The weighted average assumptions used in determining the fair value of the MID stock options granted are shown in the table below.

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Risk-free interest rate	—	—	—	4.0%
Expected dividend yield	—	—	—	1.76%
Expected volatility of MID's Class A Subordinate Voting Stock	—	—	—	21.3%
Weighted average expected life (years)	—	—	—	3.0
Weighted average fair value per option granted	—	—	—	$5.67

  In 2007, the Company has committed to grant an aggregate of 125 thousand stock options to three members of senior management at a future date (the "Grant Date") once certain conditions are met. If such options are granted, the exercise price will be determined on the Grant Date in accordance with the MID Plan. Subsequent to June 30, 2007, 35,000 stock options with an exercise price of Cdn. $41.17 were forfeited.

  Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional DSUs whose value reflects the market price of the Company's Class A Subordinate Voting Shares at the time that the particular payment(s) to the director is determined. The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares. The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares. Effective January 1, 2005, all directors must receive at least 50% of their Board and Committee compensation fees (excluding Special Committee

60    MI Developments Inc.      2007

  fees, effective January 1, 2006) in DSUs. Under the DSP, when a director leaves the Board, the director receives a cash payment equal to the value of the accrued DSUs at that time. There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs. During the three and six months ended June 30, 2006, 11,715 DSUs were redeemed by a former director for $0.4 million.

  A reconciliation of the changes in DSUs outstanding is presented below:

	2007	2006
DSUs outstanding, January 1	27,319	23,092
Granted	4,241	3,984

DSUs outstanding, March 31	31,560	27,076
Granted	3,025	3,882
Redeemed	—	(11,715)

DSUs outstanding, June 30	34,585	19,243

  During the three and six months ended June 30, 2007, the Real Estate Business recognized stock-based compensation expense of $0.2 million (2006 — $0.2 million) and $0.5 million (2006 — $0.5 million), respectively, which includes $0.1 million (2006 — $0.1 million) and $0.3 million (2006 — $0.3 million), respectively, pertaining to DSUs.

(b)
MEC has a Long-term Incentive Plan (the "MEC Plan"), adopted in 2000 and amended in 2007, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to MEC's directors, officers, employees, consultants, independent contractors and agents. A maximum of 9.2 million shares of MEC's Class A Subordinate Voting Stock are available to be issued under the MEC Plan, of which 7.8 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.4 million are available for issuance pursuant to any other type of award under the MEC Plan.

  During 2005, MEC introduced an incentive compensation program (the "MEC Program") for certain officers and key employees, which awards performance shares of MEC's Class A Subordinate Voting Stock (the "2005 Performance Share Awards") as contemplated under the MEC Plan. The number of shares of Class A Subordinate Voting Stock underlying the 2005 Performance Share Awards was based either on a percentage of a guaranteed bonus or a percentage of total 2005 compensation divided by the market value of the stock on the date the MEC Program was approved by the Compensation Committee of MEC's Board of Directors. The 2005 Performance Shares Awards vested over a six or eight month period to December 31, 2005 and were distributed, subject to certain conditions, in two equal instalments. The first distribution date occurred in March 2006 and the second distribution date occurred in March 2007. At December 31, 2005, there were 199,471 vested 2005 Performance Share Awards outstanding with a grant-date market value of either $6.26 or Cdn. $7.61 per share. During the year ended December 31, 2006, 131,751 (six months ended June 30, 2006 — 75,907) 2005 Performance Share Awards were issued with a stated value of $0.8 million (six months ended June 30, 2006 — $0.5 million), and 4,812 2005 Performance Share Awards were forfeited. During the six months ended June 30, 2007, 62,908 2005 Performance Share Awards were issued with a stated value of $0.2 million. Accordingly, there are no 2005 Performance Share Awards remaining to be issued under the MEC Program at June 30, 2007.

  In 2006, MEC continued the MEC Program as described in the preceding paragraph. The program is similar in all respects except that the performance shares granted in 2006 vest over a 12-month period to December 31, 2006 and were distributed, subject to certain conditions, prior to March 31, 2007 (the "2006 Performance Share Awards"). During the year ended December 31, 2006, 161,099 (six months ended June 30, 2006 — 161,099) 2006 Performance Share Awards were granted under the MEC Program with a weighted average grant-date market value of either $6.80 or Cdn. $7.63 per share, 1,616 (six months ended June 30, 2006 — 1,616) 2006 Performance Share Awards were issued with a nominal stated value, and 42,622 (six months ended June 30, 2006 — 3,299) 2006 Performance Share

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  Awards were forfeited. During the six months ended June 30, 2007, 110,384 2006 Performance Share Awards were issued with a stated value of $0.4 million and 6,477 2006 Performance Share Awards were forfeited. Accordingly, there are no 2006 Performance Share Awards remaining to be issued under the MEC Program at June 30, 2007.

  In the six months ended June 30, 2007, MEC issued 30,941 (six months ended June 30, 2006 — 25,896) shares of Class A Subordinate Voting Stock with a stated value of $0.1 million (six months ended June 30, 2006 — $0.2 million) to MEC's directors in payment of services rendered.

  MEC grants stock options ("MEC Stock Options") to certain directors, officers, key employees and consultants to purchase shares of MEC's Class A Subordinate Voting Stock. All MEC Stock Options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, MEC Stock Options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of MEC Stock Options.

  Activity in the MEC Plan was as follows:

	2007		2006
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
MEC Stock Options outstanding, January 1	4,905,000	6.08	4,827,500	6.14
Forfeited or expired	(166,000)	6.74	—	—

MEC Stock Options outstanding, March 31	4,739,000	6.06	4,827,500	6.14
Forfeited or expired	(25,000)	5.71	(64,000)	6.80

MEC Stock Options outstanding, June 30	4,714,000	6.07	4,763,500	6.13

MEC Stock Options exercisable, June 30	4,351,668	6.07	4,245,415	6.08

  The fair value of MEC Stock Options granted is estimated at the date of grant using the Black-Scholes option valuation model, which requires the use of subjective assumptions and may not necessarily provide the only measure of the fair value of MEC Stock Options (as described further in note 11(a)).

  During the three and six months ended June 30, 2007, MEC recognized total stock-based compensation expense of $0.1 million (2006 — $0.6 million) and $0.3 million (2006 — $1.7 million), respectively relating to performance share awards, director compensation and stock options under the MEC Plan.

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12.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	(restated — note 3) 2006	2007	(restated — note 3) 2006
Real Estate Business
Straight-line rent adjustment	$145	$(104)	$237	$68
Stock-based compensation expense	207	210	537	498
Depreciation and amortization	10,216	9,740	20,147	19,111
Interest income from MEC	(75)	(4,018)	(143)	(7,474)
Gain on disposal of real estate	(1,357)	—	(1,382)	(9)
Future income taxes	587	(939)	1,855	739
Dilution and other gains	—	(1,921)	(652)	(1,921)
Other	81	78	156	154

	9,804	3,046	20,755	11,166

MEC
Stock-based compensation expense	70	602	272	1,689
Gain on disposal of real estate	(17,587)	—	(48,654)	(2,883)
Depreciation and amortization	10,676	10,427	20,966	20,560
Interest expense with MID	75	4,018	75	6,626
Amortization of debt issuance costs	471	2,101	926	3,752
Dilution and other gains	—	(4)	(4)	(157)
Future income taxes	(190)	(368)	(1,568)	(713)
Minority interest	(9,949)	(11,591)	(9,096)	(9,630)
Other	(412)	248	(1,020)	85

	(16,846)	5,433	(38,103)	19,329

Eliminations (note 14)	17,357	(1,885)	49,622	(2,419)

Consolidated	$10,315	$6,594	$32,274	$28,076

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(b)
Changes in non-cash balances:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	(restated — note 3) 2006	2007	(restated — note 3) 2006
Real Estate Business
Accounts receivable	$1,136	$(1,318)	$694	$(2,206)
Loan receivable from MEC	—	(878)	—	(389)
Prepaid expenses and other	123	(2,719)	45	(3,143)
Accounts payable and accrued liabilities	(2,408)	(4,290)	2,060	(2,076)
Income taxes	2,468	640	5,015	(1,059)
Deferred revenue	(929)	2,964	273	1,089

	390	(5,601)	8,087	(7,784)

MEC
Restricted cash	19,767	19,361	12,433	992
Accounts receivable	24,031	20,286	(2,397)	(3,236)
Prepaid expenses and other	(4)	3,978	(4,646)	(3,709)
Accounts payable and accrued liabilities	(29,295)	(39,308)	(22,225)	(11,607)
Income taxes	3,708	3,362	1,516	(328)
Loan Payable to MID	—	878	—	389
Deferred revenue	(3,128)	(4,479)	59	(3,066)

	15,079	4,078	(15,260)	(20,565)

Eliminations (note 14)	22	1,342	(171)	1,227

Consolidated	$15,491	$(181)	$(7,344)	$(27,122)

13.  SEGMENTED INFORMATION

The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly-owned operations (the Real Estate Business) and publicly-traded operations (MEC). The segregation of operations between wholly-owned and publicly-traded operations recognizes the fact that, in the case of the Real Estate Business, the Company's Board of Directors and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management. The Company's reporting segments are as follows:

Real Estate Business

The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, the Czech Republic, Spain and Poland. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC operates or manages eight thoroughbred racetracks, one standardbred racetrack, two racetracks that run both thoroughbred and quarterhorse meets, and one racetrack that runs both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. Three of MEC's racetracks (two in the United States and one in Austria) include casino operations with alternative gaming machines. In addition, MEC operates off-track betting ("OTB") facilities, a United States based national account wagering business known as XpressBet® and a European account wagering service known as MagnaBet™. Pursuant to

64    MI Developments Inc.      2007

a joint venture with Churchill Downs Incorporated ("CDI"), MEC also owns a 50% interest in HorseRacing TV™ ("HRTV™"), a television network focused on horseracing. In April 2006, MEC entered into an agreement with CDI and Racing UK Limited to partner in a subscription television channel called "Racing World" that broadcasts races from MEC's and CDI's racetracks, as well as other North American and international racetracks, into the United Kingdom and Ireland. MEC also owns AmTote, a provider of totalisator services to the pari-mutuel industry. To support certain of MEC's thoroughbred racetracks, MEC owns and operates thoroughbred training centres in Palm Beach County, Florida and in the Baltimore, Maryland area and, under a lease agreement with MID (note 14), operates an additional thoroughbred training centre situated near San Diego, California. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to racetracks, MEC's real estate portfolio includes a residential development in Austria.

As described in note 1, the Company's unaudited interim consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

14.  TRANSACTIONS WITH RELATED PARTIES

Mr. F. Stronach, the Company's Chairman and the Chairman of Magna and MEC, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. The Stronach Trust also controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares. As the Company and Magna are under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)   MEC Project Financings and Bridge Loan

  (i)
  MEC Project Financings

    The MID Lender has made available two separate project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park ($162.3 million and $34.2 million, respectively, plus costs and capitalized interest as discussed below) (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities have a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

    The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center. The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows Training Center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, Palm Meadows and Remington Park and over all other assets of Gulfstream Park, Palm Meadows and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation).

    Prior to the relevant completion date, amounts outstanding under each of the MEC Project Financing Facilities (other than the new tranches of the Gulfstream Park project financing facility described below) bore interest at a floating rate equal to 2.55% above MID's per annum notional cost of

MI Developments Inc.      2007    65

    borrowing under its floating rate credit facility, compounded monthly. Since the relevant completion date (or since inception for the new tranches of the Gulfstream Park project financing facility described below), amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest was capitalized (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility described below, for which the interest capitalization period was extended). However, since the completion date for Remington Park, there has been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park's total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility. During the three and six months ended June 30, 2007, $1.2 million and $1.7 million, respectively, of such payments were made. Commencing January 1, 2007, the MID Lender receives monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility described below, for which the interest capitalization period was extended to May 1, 2007, at which time monthly payments commenced).

    In June 2006, the MID Lender consented to the release and transfer to MEC of up to an aggregate of $10.0 million of funds from the subsidiaries that operate the racetracks at Gulfstream Park and Remington Park, subject to approval by MID management over the amount and timing of such releases. Such funds, which would ordinarily be "trapped" at the applicable subsidiaries pursuant to the terms of the MEC Project Financing Facilities, were in excess of the existing cash requirements of the applicable subsidiaries and were used by MEC solely to fund payments that were necessary in connection with the operation of the business of MEC and that could not be deferred on a commercially reasonable basis. The MID Lender received waiver fees of $0.1 million (1% of the full amount released), which fees were capitalized under the applicable project financing facility.

    In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million plus costs and capitalized interest by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of an aggregate of 1,221 slot machines. The new tranches of the Gulfstream Park project financing facility both mature on December 31, 2011. Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date. Advances relating to the slot machine tranches are made available by way of progress draws and there is no make-whole payment associated with the new tranches. Also in July 2006, the Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park's total excess cash flow, after permitted capital expenditures and debt service, which will be used to repay the additional principal amounts being made available under the new tranches. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross- collateralized with the Remington Park project financing facility. The consideration for the July 2006 and December 2006 amendments was an arrangement fee of 1% of the amount of each new tranche, which amounts are capitalized under the Gulfstream Park project financing facility.

    At June 30, 2007, there were balances of $134.2 million (December 31, 2006 — $134.8 million), $24.2 million (December 31, 2006 — 19.4 million) and $12.2 million (December 31, 2006 — nil) due under the initial tranche, the July 2006 slots tranche and the December 2006 slots tranche, respectively, of the Gulfstream Park project financing facility. A balance of $30.1 million (December 31, 2006 — $31.7 million) was due under the Remington Park project financing facility. The current portion of the MEC Project Financing Facilities at June 30, 2007 was $3.6 million

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    (December 31, 2006 — $3.1 million). The non-current portion of the MEC Project Financing Facilities of $191.2 million, as reflected in MEC's "loans payable to MID, net" on the Company's unaudited interim balance sheet, is net of $5.8 million of unamortized deferred financing costs. This net balance is being accreted to its face value over the terms to maturity of the MEC Project Financing Facilities.

    In connection with the Gulfstream Park project financing facility, MEC has placed into escrow (the "Gulfstream Escrow") with the MID Lender proceeds from an asset sale which occurred in fiscal 2005 and certain additional amounts necessary to ensure that any remaining Gulfstream Park construction costs (including the settlement of liens on the property) can be funded, which escrowed amount has been and will be applied against any such construction costs. In addition, in November 2006, MEC deposited into the Gulfstream Escrow sufficient proceeds from the sale of The Meadows to repay all remaining indebtedness under a loan from BE&K, Inc. ("BE&K"), the parent company of Suitt Construction Co. Inc., the general contractor for the Gulfstream Park redevelopment project (the "BE&K Loan"). At June 30, 2007, the amount held under the Gulfstream Escrow (including accrued interest) was $5.6 million (December 31, 2006 — $6.5 million). All funds in the Gulfstream Escrow are reflected as restricted cash and due to MEC on the balance sheet of the Real Estate Business.

  (ii)
  MEC Bridge Loan

    In July 2005, the MID Lender provided MEC with the MEC Bridge Loan of up to $100.0 million expiring August 31, 2006. The MEC Bridge Loan bore interest, at MEC's option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a fixed rate equal to LIBOR plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9.0%. In addition, MEC was subject to an annual commitment fee equal to 1.0% of the undrawn facility.

    In July 2006, the maturity date of the MEC Bridge Loan was extended from August 31, 2006 to December 5, 2006 in anticipation of MEC's final closing of the sale of The Meadows. Further, in September 2006, the MID Lender agreed to make available to MEC $19.0 million of increased funding under the MEC Bridge Loan. Pursuant to the terms of the September 2006 amendments, and as result of MEC not completing its sale of The Meadows by a specified deadline, the interest rate for all amounts under the MEC Bridge Loan was increased by 2.5% per annum effective November 7, 2006.

    On November 14, 2006, MEC used part of the proceeds received in connection with the sale of The Meadows to repay in full the MEC Bridge Loan. Accordingly, the MEC Bridge Loan was terminated and the MID Lender has released the security provided to it under the facility.

  Approximately $10.5 million of costs have been incurred, including $0.3 million in the six months ended June 30, 2007, in association with the MEC Project Financing Facilities and the MEC Bridge Loan. At the MEC segment level, these costs are recognized as deferred financing costs and are being amortized into interest expense (of which a portion has been capitalized in the case of the MEC Project Financing Facilities) over the respective term of the MEC Bridge Loan and each of the MEC Project Financing Facilities. At a consolidated level, such costs are charged to "general and administrative" expenses in the periods in which they are incurred.

  All interest and fees charged by the Real Estate Business relating to the MEC Project Financing Facilities and the MEC Bridge Loan, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC's related deferred financing costs, are eliminated from the Company's consolidated results of operation and financial position.

(b)   MEC Real Estate Acquired by MID

  During the first quarter of 2007, MID acquired all of MEC's interests and rights in three real estate properties to be held for future development: a 34 acre parcel in Aurora, Ontario, a 64 acre parcel of excess land adjacent to MEC's racetrack at Laurel Park in Howard County, Maryland and a 157 acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC's Palm

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  Meadows Training Center. MID paid cash consideration of approximately Cdn. $12.0 million ($10.1 million), $20.0 million and $35.0 million, respectively, for these interests and rights and granted MEC a profit participation right in respect of each property under which MEC is entitled to receive additional cash proceeds equal to 15% of the net proceeds from any sale or development of the applicable property after MID achieves a 15% internal rate of return.

  During the second quarter of 2007, MID acquired all of MEC's interest and rights in a 205 acre parcel of land located in Bonsall, California, to be held for future development, for cash consideration of approximately $24.0 million. The property currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by MEC. MID has agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary entitlements and other approvals to permit the development of the property. The term of the lease is three years, subject to early termination by either party on four months written notice.

  At the Real Estate Business and MEC segment levels, these transactions have been recognized at the exchange amount, resulting in MEC recognizing a gain in the three and six months ended June 30, 2007 of $17.6 million and $48.7 million, respectively. The effects of these transactions are eliminated from the Company's unaudited interim consolidated results of operations and financial position, except that $0.2 million and $1.8 million of costs incurred by the Real Estate Business and MEC in conjunction with these transactions have been included in the consolidated "general and administrative" expenses in the three and six months ended June 30, 2007, respectively.

(c)   Hurricane Katrina Relief Effort

  In October 2005, the Real Estate Business purchased 791 acres of land in Simmesport, Louisiana for $2.4 million. In the fourth quarter of 2005, the Real Estate Business committed to donating approximately 50 acres of this land to a not-for-profit organization established to assist Hurricane Katrina redevelopment efforts with charitable funding from Magna and other Canadian sources. In the second quarter of 2007, the Real Estate Business committed to donating the remaining 741 acres of land to the same not-for-profit organization. As a result, $2.0 million of costs associated with this further donation has been included in the Real Estate Business' "general and administrative" expenses in the three and six months ended June 30, 2007. At June 30, 2007, the Real Estate Business has accrued a liability of $2.4 million for the carrying value of the land to be donated. The founding members and officers of the not-for-profit organization are officers and employees of MID and Magna.

(d)   MEC's Sales to Magna

  On March 31, 2006, MEC sold a real estate property held for sale and located in the United States to Magna. A gain on sale of $2.9 million was recognized based on the cash consideration received, net of transaction costs, of $5.6 million. MEC used the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility (note 6).

15.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates ("Greenlight") filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. On October 30, 2006, the Ontario Superior Court of Justice dismissed the oppression application. On November 29, 2006, Greenlight filed a Notice of Appeal with the Ontario Divisional Court and on January 30, 2007, Greenlight filed its Appellants' factum. The Company and the other respondents filed their responding facta in July 2007. The Company continues to consider Greenlight's oppression claim to be without merit and, together with the other respondents, will vigorously defend against the appeal.

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(c)
On May 18, 2007, ODS Technologies, L.P. d/b/a TVG Network filed a summons against MEC, HRTV, LLC and XpressBet, Inc. seeking an order that the defendants be enjoined from infringing certain patents relating to interactive wagering systems and an award of damages to compensate for the infringement. An Answer to Complaint, Affirmative Defences and Counterclaims have been filed on behalf of the defendants. At the present time, the final outcome related to this summons is uncertain.

(d)
MEC generates a substantial amount of its revenues from wagering activities and is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(e)
The Company had $4.5 million (Real Estate Business — $3.5 million; MEC — $1.0 million) of letters of credit issued with various financial institutions at June 30, 2007 to guarantee various of its construction projects. These letters of credit are secured by cash deposits of the Company. The Company has also issued $0.2 million of letters of credit under the Real Estate Business' $50.0 million unsecured senior revolving credit facility and $0.3 million of letters of credit under the MEC Credit Facility (note 6).

(f)
MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licences and permits at certain racetracks and to guarantee various construction projects related to activities of its subsidiaries. At June 30, 2007, these indemnities amounted to $5.8 million with expiration dates through 2008.

(g)
At June 30, 2007, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $6.3 million (Real Estate Business — $2.4 million; MEC — $3.9 million).

(h)
One of MEC's wholly-owned subsidiaries, SAC, entered into two interest rate swap contracts, one on March 1, 2007 and one on April 27, 2007, with an effective date of October 9, 2007, which fix the rate of interest at 7.0% and 7.1% per annum, respectively, to October 9, 2009 on a notional amount per contract of $10.0 million of the outstanding balance under SAC's term loan facility.

(i)
On March 4, 2007, MEC entered into a series of customer-focused agreements with CDI in order to enhance wagering integrity and security, to own and operate HRTV™, to buy and sell horseracing content, and to promote the availability of horseracing signals to customers worldwide. These agreements involved the formation of a joint venture, TrackNet Media Group, LLC ("TrackNet Media"), a reciprocal content swap agreement and the purchase by CDI from MEC of a 50% interest in HRTV™. TrackNet Media is the vehicle through which MEC and CDI horseracing content is made available to third parties, including racetracks, OTB facilities, casinos and advance deposit wagering ("ADW") companies. TrackNet Media will also purchase horseracing content from third parties to be made available through the respective MEC and CDI outlets. Under the reciprocal content swap agreement, MEC and CDI will exchange their respective horseracing signals. On March 4, 2007, HRTV, LLC was created, with an effective date of April 27, 2007, in order to facilitate the sale of 50% of HRTV ™ to CDI. Both MEC and CDI are required to make quarterly capital contributions, on an equal basis, until October 2009 to fund the operations of HRTV, LLC, however, MEC may, under certain circumstances, be responsible for additional capital commitments. MEC's share of the required capital contributions to HRTV, LLC is expected to be approximately $7.0 million, of which $0.8 million has been contributed to June 30, 2007.

(j)
On November 15, 2006, MEC's wholly-owned subsidiary, Gulfstream Park Racing Association, Inc. ("GPRA"), opened phase one of the slots facility at Gulfstream Park with 516 slot machines and on March 20, 2007, GPRA opened phase two with an additional 705 slot machines. GPRA opened the slots facility at Gulfstream Park despite an August 2006 decision rendered by the Florida First District Court of Appeals that reversed a lower court decision that granted summary judgment in favour of "Floridians for a Level Playing Field" ("FLPF"), a group in which GPRA is a member. The Appeal Court ruled that a trial is necessary to determine whether the constitutional amendment adopting the slots initiative, approved by Floridians in the November 2004 election, was invalid because the petitions bringing the initiative forward did not contain the minimum number of valid signatures. FLPF filed an application for a rehearing, a

MI Developments Inc.      2007    69

  rehearing en banc before the full panel of the Florida First District Court of Appeals and Certification by the Florida Supreme Court. On November 30, 2006, in a split decision, the en banc court affirmed the August 2006 panel decision and certified the matter to the Florida Supreme Court which stayed the appellate court ruling pending its jurisdictional review of the matter. The Florida Supreme Court has confirmed that it will hear the matter and oral arguments are scheduled for September 2007.

(k)
In May 2005, MEC entered into a Limited Liability Company Agreement with Forest City Enterprises, Inc. ("Forest City" and, collectively with MEC, the "Partnership Members") concerning the planned development of "The Village at Gulfstream Park™". That agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial use projects on a portion of the Gulfstream Park property. Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. MEC is obligated to contribute 50% of any equity amounts in excess of $15.0 million as and when needed. However, to June 30, 2007, MEC has not made any such contributions. At June 30, 2007, approximately $17.4 million of costs have been incurred by The Village at Gulfstream Park, LLC, which have been funded entirely by Forest City. Included in MEC's "accounts payable and accrued liabilities" is an obligation of approximately $1.2 million reflecting MEC's share of capital contributions in excess of $15.0 million. The Limited Liability Company Agreement also contemplated additional agreements, including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement, all of which have been executed. Upon the opening of The Village at Gulfstream Park™, annual cash receipts (adjusted for certain disbursements and reserves) will first be distributed to Forest City, subject to certain limitations, until such time as the initial contribution accounts of the Partnership Members are equal. Thereafter, the cash receipts are generally expected to be distributed to the Partnership Members equally, provided they maintain their equal interest in the partnership. The annual cash payments made to Forest City to equalize the Partnership Members' initial contribution accounts will not exceed the amount of annual ground rent.

(l)
On September 28, 2006, certain of MEC's affiliates entered into definitive operating agreements with Caruso Affiliated ("Caruso") regarding the proposed development of The Shops at Santa Anita on approximately 51 acres of excess land surrounding Santa Anita Park. Westfield Corporation ("Westfield"), a developer of a neighbouring parcel of land, has challenged the manner in which the entitlement process for such development has proceeded. On May 16, 2007, Westfield commenced civil litigation in the Los Angeles Superior Court in an attempt to overturn the Arcadia City Council's approval and granting of entitlements related to the construction of The Shops at Santa Anita. In addition, on May 21, 2007, Arcadia First! filed a petition against the City of Arcadia to overturn the entitlements and named MEC and certain of its subsidiaries as parties of interest. If either Westfield or Arcadia First! is ultimately successful in its challenge, development efforts could potentially be delayed or suspended. Under an April 2004 Letter of Intent, MEC is also exploring the possibility of a joint venture with Caruso to develop excess lands surrounding Golden Gate Fields. To June 30, 2007, MEC has expended $8.5 million on these initiatives, of which $2.2 million was paid in the second quarter of 2007. These amounts have been included in MEC's "real estate properties, net" on the Company's unaudited interim consolidated balance sheets. Under the terms of these arrangements, MEC may be responsible to fund additional costs. However, to June 30, 2007, no such payments have been made.

(m)
On January 18, 2007, MEC announced that the 2007 race meet will be the last meet that MEC's wholly-owned subsidiary, MI Racing, Inc., will run at Great Lakes Downs. For the year ended December 31, 2006, Great Lakes Downs incurred a loss before income taxes and minority interest of $1.8 million.

(n)
A subsidiary of MEC participates in a multi-employer defined benefit pension plan for which the pension plan's total vested liabilities exceed the plan's assets. Based on allocation information provided by the plan, the portion of the estimated unfunded liability for vested benefits attributable to MEC's subsidiary is approximately $3.7 million. Under specific circumstances, a "withdrawal liability" may be triggered by certain actions, including a withdrawal from the pension plan, which is not presently intended.

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16.  SUBSEQUENT EVENTS

(a)
On July 24, 2007, one of MEC's European subsidiaries amended and extended its 3.9 million euro bank term loan by increasing the amount available under the bank term loan to 4.0 million euros, bearing interest at the Euro Overnight Index Average rate plus 3.0% per annum, and extending the term to July 31, 2008.

(b)
On August 9, 2007, MEC announced that its Board of Directors had approved a number of actions designed to reduce debt and improve profitability. These initiatives include relinquishing MEC's racing license in Romulus, Michigan, terminating MEC's development plans for Dixon, California and listing the property for sale, ceasing racing at Magna Racino™ in Austria at the conclusion of its current meet in November 2007 and the listing for sale of real estate properties in Ocala, Florida and Porter, New York. It is expected that the total gross proceeds from these disposals will exceed the aggregate net book value of these assets, which was approximately $71.0 million at June 30, 2007. MEC also announced that it has retained Greenbrook Capital Partners Inc. ("Greenbrook") to conduct a strategic review of its operations. The strategic review will be led by Greenbrook's Senior Partner, Tom Hodgson, a former President and Chief Executive Officer of MEC. Greenbrook expects to make its report to MEC's Board of Directors in early September.

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Corporate Information

Board of Directors	Officers	Office Locations

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice-Chairman
John Barnett
Lead Director; President and Chief Executive Officer, Rothmans, Benson & Hedges Inc. and Rothmans Inc.
Barry B. Byrd
Partner, Pineiro, Wortman & Byrd, P.A.
Neil G. Davis
Partner, Davis Webb LLP
Philip K. Fricke
President, PKF Financial Consultants, Inc.
Manfred Jakszus
Corporate Director
John D. Simonetti
Chief Executive Officer
Judson D. Whiteside
Senior Partner, Chairman and Chief Executive Officer,
Miller Thomson LLP

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice-Chairman
John D. Simonetti
Chief Executive Officer
Don Cameron
Chief Operating Officer
Richard J. Crofts
Executive Vice-President,
Corporate Development,
General Counsel and Secretary
Richard J. Smith
Executive Vice-President and Chief
Financial Officer
Robert S. Mintzberg
Controller
Douglas B. Nathanson
Vice-President and
Associate General Counsel

MI Developments Inc.
455 Magna Drive, 2nd Floor
Aurora, Ontario, Canada    L4G 7A9
Phone: (905) 713-6322
Fax: (905) 713-6332
www.midevelopments.com
 Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario, Canada    L4G 7K1
Phone: (905) 726-2462
Fax: (905) 726-7167
www.magnaentertainment.com
 United States
285 West Huntington Drive
Arcadia, California, USA 91007
Phone: (626) 574-7223
Transfer Agents and Registrars	Exchange Listings
Canada Computershare Trust Company of Canada 100 University Avenue	Class A Subordinate Voting Shares	– Toronto Stock Exchange (MIM.A) – New York Stock Exchange (MIM)
Toronto, Ontario, Canada M5J 2Y1 Phone: 1-800-564-6253 www.computershare.com	Class B Shares	– Toronto Stock Exchange (MIM.B)
United States Computershare Trust Company N.A. 350 Indiana Street Golden, Colorado, USA 80801 Phone: (303) 262-0600

Please refer to our website (www.midevelopments.com) for information on MID's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.
Investor Relations Queries	Publicly Available Documents
Richard J. Smith Executive Vice-President and Chief Financial Officer (905) 726-7507
Copies of the financial statements for the year ended December 31, 2006 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario Canada L4G 7A9 Phone: (905) 713-6322 Fax: (905) 713-6332 www.midevelopments.com

QuickLinks

  Exhibit 1
MI DEVELOPMENTS ANNOUNCES 2007 SECOND QUARTER RESULTS